As filed with the Securities and Exchange Commission on December 30, 2005

Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VIPER POWERSPORTS INC.
(Name of Registrant in Our Charter)

3751
(Primary Standard Industrial
Classification Code Number)

NEVADA	41-1200215
(State of Incorporation)	(IRS Employer Identification Number)

5733 International Parkway	John Lai, President
New Hope, MN 55428	5733 International Parkway
(763) 732-0778	New Hope, MN 55428
(Address and Telephone Number	Phone: (763) 732-0778
of Principal Executive Offices	(Name, Address and Telephone
and Principal Place of Business	Number of Agent for Service)

Copy to:
Robert O. Knutson
Attorney at Law
9372 Creekwood Drive
Eden Prairie, MN 55347
(952) 210-3105
FAX: (952) 941-2744

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price; Per Share (1)	Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par $.001/share	5,984,962 Shares	$4.50	$26,932,329	$2,882

(1)	Estimated solely for the purpose pf calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the closing price of our common stock on December 28, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor is any offer being solicited, in any state where the offer or sale is not permitted.

Subject to completion, dated December 29, 2005

PROSPECTUS

VIPER POWERSPORTS INC.

5,984,962 Shares of Common Stock

All of the 5,984,962 shares of our common stock and common stock issuable upon exercise of certain warrants are being sold by the selling stockholders named on pages 15-17 of this prospectus. The selling stockholders may sell their common stock any time at market prices prevailing at the time of sale or at privately negotiated prices. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

Our common stock is quoted on the OTC Pink Sheets under the symbol “VPWS.” The last reported sale price of our common stock on January _____, 2006 was $________.

The selling stockholders consist of:

•	Cornell Capital Partners, L.P., which intends to sell up to 133,333 shares and 1,750,000 shares underlying warrants acquired pursuant to a Standby Equity Distribution Agreement (“SEDA”) with us, and up to an additional 3,000,000 shares which may be acquired by Cornell Capital under the SEDA.

•	Monitor Capital, Inc. which intends to sell up to 1,587 shares acquired from us as a placement agent fee in connection with the SEDA.

•	Certain holders of our common stock purchased by them in our most recent private placement completed in August 2005, who intend to sell up to 1,000,038 shares.

•	Certain holders of warrants who intend to sell up to 100,004 shares underlying these warrants issued to the placement agent for our most recent private placement and later assigned to the current warrant holders.

Cornell Capital is an “underwriter” within the meaning of the Securities Act of 1933 in connection with any sale of our common stock under the SEDA. Cornell Capital will pay us 96% of the market price of our common stock, with the 4% discount constituting an underwriting discount. Cornell Capital also will retain 4% of the proceeds received by us under the SEDA facility.

These securities are speculative and involve a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January______, 2006

        We intend to distribute to our shareholders annual reports containing audited financial statements. Our audited financial statements for the fiscal year ended December 31, 2005 will be contained in our Annual Report on Form 10-KSB.

SUMMARY OF THE COMPANY

        We are a motorcycle company engaged in the business of designing, developing and commencing commercial marketing and production of premium custom V-Twin motorcycles popularly known as “cruisers.” We have recently also acquired and completed extensive testing of a line of powerful motorcycle engines for use by us both to power all Viper motorcycles and to sell into the large motorcycle product aftermarket. Our motorcycles will be distributed and sold under our Viper brand through a nationwide network of independent motorcycle dealers. Marketing of our motorcycles is targeted toward the upscale market niche of motorcycle enthusiasts who prefer luxury products and are willing to pay a higher price for enhanced performance, innovative styling and a distinctive brand. We believe there is a consistently strong demand for upscale or luxury motorcycle products like our American-styled classic Viper cruisers and our premium V-Twin engines. For example, the prestigious upscale Robb Report magazine publishes a Robb Report Motorcycling magazine bi-monthly, which is targeted exclusively to luxury motorcycle products.

        While in our development stage, in 2004 we produced and sold to our initial dealers a preliminary run of our initial cruiser model powered by a non-proprietary engine, consisting of 25 motorcycles which generated revenues of approximately $600,000. We then discontinued any further production operations in order to concentrate on acquiring proprietary motorcycle engine technology so that we could have our own engines to power all Viper motorcycles, as well as to complete certain other material enhancements to our initial model.

        In January 2005 we commenced negotiations to acquire our proprietary engine technology, and completed this acquisition in March 2005, resulting in our now owning three different-sized powerful V-Twin engines as well as other engine technology. We completed the development and extensive testing of our V-Twins in October 2005, and we have been very satisfied with their performance while powering our cruisers during all kinds of street and highway running conditions. See “Purchase of Engine Development Technology.”

        During the first nine months of 2005, we also completed all other planned enhancements and component modifications to our primary Viper cruiser, the “Diablo.” We believe that our Viper Diablo now satisfies all styling, performance and quality standards or criteria that we resolved to be met before being commercially introduced in our marketplace. We are currently in the process of outsourcing and/or ordering components, parts and raw materials for commercial production and sales of Viper cruisers by the summer of 2006.

        We planned and completed a major reorganization in early 2005 which included converting most of our debt and liabilities into common stock, and effecting a strategic reverse merger resulting in our becoming a publicly-traded company. See “2005 Reorganization.”

        We are a Nevada corporation conducting our operations through two wholly-owned subsidiaries incorporated in Minnesota, which are Viper Motorcycle Company and Viper Performance Inc. Viper Motorcycle Company is our primary operational entity for motorcycle development, production and marketing. Viper Performance Inc. was formed for the purpose of holding engine development technology and assets acquired by us in early 2005.

        As used in this prospectus, the terms “we”, “us”, “our”, and “the Company” refer to Viper Powersports Inc. and its two wholly-owned subsidiaries, unless the context indicates otherwise.

        The address of the Company in suburban Minneapolis is 5733 International Parkway, New Hope, Minnesota 55428; its phone number is (763) 732-0778; and its website address is www.viperpowersports.com.

THE OFFERING

This offering relates to the sale of our common stock by certain persons who are our stockholders or will become our stockholders upon exercising warrants. The selling stockholders consist of:

•	Cornell Capital Partners, L.P., which intends to sell up to 133,333 shares and 1,750,000 shares underlying warrants acquired in consideration for entering into a SEDA facility with us, and up to an additional 3,000,000 shares which may be acquired by Cornell Capital under the SEDA facility.

•	Monitor Capital, Inc. which intends to sell up to 1,587 shares acquired from us as a placement agent fee in connection with the SEDA.

•	Certain holders of our common stock purchased by them in our most recent private placement completed in August 2005, who intend to sell an aggregate of up to 1,000,038 shares.

•	Certain holders of warrants who intend to sell up to 100,004 shares underlying these warrants issued by us to the placement agent for our most recent private placement and later assigned to the current warrant holders.

A more detailed description of the selling stockholders is provided commencing on page 15 of this prospectus. We are contractually obligated to register the shares held by or to be held by the selling stockholders pursuant to registration rights granted by us in connection with our financings.

After this registration statement is declared effective by the Securities and Exchange Commission, the selling stockholders may sell in the public market or in private transactions up to all of the shares of common stock being registered in this offering.

Brokers or dealers effecting transactions in the shares being registered in this offering should confirm that the shares are registered under applicable state laws and regulations or that an exemption from registration is available.

Common Stock Offered	Up to 5,984,962 shares by selling stockholders, which if all sold would represent 51.7% of our total number of common shares outstanding.
Offering Price	Market price
Common Stock Outstanding Before the Offering	10,126,375
Use of Proceeds	We will not receive any proceeds from sales of shares offered by selling stockholders. Proceeds we receive from the sale of our common stock under the SEDA facility will be used for purchase of capital equipment, product development and general working capital.
Risk Factors	The securities offered hereby involve a high degree of risk. See “Risk Factors.”
Over-the-Counter Pink Sheets Symbol	VPWS

SUMMARY FINANCIAL INFORMATION

        The following information was taken from our audited financial statements appearing later in this prospectus. This summary information should be read in conjunction with such financial statements and the notes hereto.

Statement of Operations Data:

	Eight Months Ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from November 18, 2002 through August 31, 2005
Revenue	$756	$591,760	$49,192	$641,708
Cost of revenue	854	473,847	26,876	501,577

Gross profit	(98)	117,913	22,316	140,131

Operating expenses:
Research and development	384,008	1,217,705	546,722	2,230,922
Selling, general and administrative	3,027,193	4,543,867	2,548,289	10,381,474

	3,411,201	5,761,572	3,095,011	12,612,396

Loss from operations	(3,411,299)	(5,643,659)	(3,072,695)	(12,472,265)

Other (expenses) income:
Interest expense	(153,368)	(133,149)	(27,040)	(313,557)
Other income	22,417	15,600	100,000	138,017

Net loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Net loss per share (basic and diluted)	$(0.65)	$(1.78)	$(1.22)

Balance Sheet Data:

	August 31, 2005	December 31, 2004
Cash and cash equivalents	$2,107,662	$36
Current assets	$2,296,750	$293,519
Total assets	$9,975,091	$695,031
Engine development technology	$7,341,438	—
Current liabilities	$272,320	$2,185,424
Working capital (deficit)	$2,294,027	$(1,891,905)
Total liabilities	$317,627	$5,155,388
Stockholders’ equity (deficit)	$9,657,464	$(4,460,357)

FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking” statements. Forward-looking statements broadly involve our current expectations for future results. By their nature, these statements involve substantial risks and uncertainties, and our actual results may differ materially depending on a variety of factors, many of which are beyond our control. These factors include but are not limited to economic conditions generally and in the motorcycle industry, acceptance of our products by our dealers and their customers, heavy dependence upon our independent dealer network, competition within our industry including competition from much larger competitors, product styling or technological advances that could render our products less competitive or even obsolete, our failure to engage in commercial operations effectively, seasonality of our industry, failure by us to successfully develop new products or effectively implement our strategic business plan, effective compliance with governmental environmental and safety regulations, exposure to product liability claims, protection of our intellectual property, price increases or supply limitations for components used in our products, availability of additional financing as needed, and any delays or reductions or cancellations of orders for our motorcycle products.

Words such as “anticipate,” “believe,” “intend,” “will,” “estimate,” “may,” “could,” “expect,” and similar expressions generally identify our forward-looking statements. Any statement that is not a historical fact, including estimates or future trends or the outcome of events that have not yet occurred, are forward-looking statements. Our ability to achieve actual results consistent with our current expectations depends significantly on various factors that may cause actual results to differ materially from our current expectations. These factors include but are not limited to those discussed in this prospectus under the heading “Risk Factors.”

You must carefully consider our forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions by us. It is impossible to foresee or identify all factors that may affect our forward-looking statements, and you should not consider our enumeration of such factors in this prospectus to be an exhaustive list of all risks, uncertainties or potentially inaccurate assumptions affecting such forward-looking statements. Such known and unknown factors could affect substantially our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by our forward-looking statements. No assurance can be made that any expectation, estimate or projection contained in our forward-looking statements can be achieved.

        We also caution you that our forward-looking statements speak only as of the date they are made. We undertake no obligation to update any forward-looking statements in the event our actual results differ from expected or historic results. We intend to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955 regarding our forward-looking statements, and we are including the preceding cautionary language for the express purpose of obtaining such safe-harbor protection with respect to all our forward-looking statements.

2005 REORGANIZATION

        In early 2005, we planned and successfully completed a major reorganization consisting primarily of conversion of our debt to common stock and entering into a strategic merger.

Debt Conversions

        During February-March 2005, we substantially reorganized our financial condition by converting a total of $4,770,879 of our debt, including accounts payable and accrued liabilities and loans, into capital stock of our company on the basis of $2.50 per share. Outstanding debt in the amount of $2,813,379 was converted into 1,125,354 shares of our common stock, and outstanding debt in the amount of $1,957,500 was converted into 783,000 shares of our preferred stock.

Reverse Merger Recapitalization

        Viper Powersports Inc. was incorporated in Nevada in 1980 under a former name, and was inactive for years prior to early 2005. On March 31, 2005, our company was recapitalized through a stock exchange merger with Viper Motorcycle Company, a Minnesota corporation, resulting in Viper Motorcycle Company becoming a wholly-owned subsidiary of our company. The business combination transaction was effected as a reverse merger, resulting in the former shareholders of Viper Motorcycle Company acquiring over 90% of our company. We now regard our inception as being the incorporation of Viper Motorcycle Company on November 18, 2002, with the merged companies considered a continuation of the motorcycle operations of Viper Motorcycle Company. Under this reverse merger recapitalization, Viper Motorcycle Company was treated as the acquiring entity for accounting and operational purposes, and Viper Powersports Inc. has continued as the surviving or parent entity for legal and public reporting purposes. The stock exchange for this reverse merger was effected on a one-for-one basis resulting in the stockholders of Viper Motorcycle Company exchanging all of their capital stock for a like amount and type of capital stock of Viper Powersports Inc.

PURCHASE OF ENGINE DEVELOPMENT TECHNOLOGY

        Our proprietary engine development technology was purchased by us in March 2005. These strategic assets were acquired from Thor Performance Inc., a Minnesota corporation in exchange for 2,996,575 shares of our common stock issued to Thor Performance Inc.

        Engine technology purchased from Thor Performance includes designs and prototypes for three V-Twin engines as well as other motorcycle engines, certain motorcycle component development other than engines, and a commitment to complete some engine development still in progress. This engine technology was designed and developed over the past 6-7 years by Melling Consultancy Design (MCD), a leading engine design and development engineering firm based in England.

        Incident to this acquisition, related parties of our company acquired beneficially an aggregate of 2,401,192 shares of our common stock based on their respective prior ownership of common stock of Thor Performance. Because Thor Performance was controlled by persons who control us, this engine technology asset purchase was not an arm’s length transaction. Accordingly, before closing the transaction, Thor Performance obtained and provided to us an independent fair market value appraisal from Value Incorporated, a business appraisal firm based in Dallas, Texas. This independent appraisal valued our engine development intellectual property at $19,616,400. For accounting and balance sheet purposes, we have valued this asset acquisition from Thor Performance at $7,491,438 based on $2.50 per share of our common stock issued to Thor Performance.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding to purchase our common stock, you should carefully consider the risks described below and other information in this prospectus. If any of these risks actually occurs, our business, financial condition and future operating results could be materially harmed. In that case, the trading price of our common stock could decline substantially and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We have lost money historically, which means that we may not be able to achieve profitability.

        We have historically lost money. In the eight-month period ended August 31, 2005 and in the years ended December 31, 2004 and 2003, we sustained net losses of $3,542,250, $5,761,208, and $2,999,735, respectively. As of August 31, 2005, our accumulated deficit since our inception in November 2002 was $12,647,805. Future losses also most likely will occur. Accordingly, we may experience liquidity and cash flow problems if we are unable to improve our operating performance or raise additional capital as needed and on acceptable terms. No assurances can be given that we will be successful in achieving profitable operations.

We are in the development stage, which means that we have a limited operating history upon which you can base an investment decision.

        We are a development stage company, and accordingly we have only a limited operating history upon which an evaluation of our prospects and business strategy can be made. Our overall strategy is unproven and the revenue and income potential from our business model also is unproven. We will encounter substantial risks and difficulties frequently encountered by companies in their early stages of business, including the risks specifically described in this prospectus. Our business strategy and model may not be successful and we may not be able to address these risks successfully. If we are unsuccessful in the execution of our current strategic plan, we could be forced to reduce or cease our operations.

We have limited experience running our business, which may hamper our ability to make effective management decisions.

        Virtually all our operations have been started or acquired in the past three years, resulting in our having limited experience in managing overall business operations and almost no experience in commercial operations. Therefore, internal communications and business-decision processes between and involving our senior executives are still evolving. Our future success will depend significantly on the ability of our senior executives to establish an effective organizational and business implementation structure, and to make effective management decisions despite their limited experience.

If we are unable to obtain significant additional financing when needed, our business plan and strategy will encounter serious delays or even result in failure.

        Under our business plan, we will be required to make significant and continuing expenditures in the future. Accordingly, our ability to become commercially successful will depend largely on our being able to obtain additional financing as needed. We have no current cash flow from our business, and are dependent primarily on funds through sale of our equity securities for at least the next twelve months. There is no assurance we can obtain needed additional financing when and as needed to implement our business plan for future operations.

        Although we anticipate obtaining necessary financing for our planned commercial operations through drawing upon a SEDA equity line of credit up to $15 Million we have obtained from a private investment firm, there is no assurance we can access all needed funding from this source because of its reliance upon factors such as the public market demand for our common stock and the state of financial markets generally. See “Standby Equity Distribution Agreement.”

Our ability to generate future revenues will depend upon a number of factors, some of which are beyond our control.

        These factors include the rate of acceptance of our motorcycle products, competitive pressures in our industry, effectiveness of our independent dealer network, adapting to changes in the motorcycle industry, and general economic trends. We cannot forecast accurately what our revenues will be in future periods.

We have very limited experience in commercial production or sales of our products.

        As a development stage company, our operations have been limited primarily to designing and developing our products, testing them after development, establishing our initial distribution network of independent dealers, obtaining suppliers for our components, outsourcing future production of certain components, and reorganizing our company. These past activities only provide a limited basis to assess our ability to commercialize our motorcycle products successfully.

We have limited experience in manufacturing motorcycle products.

        Our motorcycles must be designed and manufactured to meet high quality standards in a cost-effective manner. Because of our lack of experience in manufacturing operations, we may have difficulty in timely producing motorcycle products in a volume sufficient to cover orders from our dealers. Any material manufacturing delays could frustrate dealers and their customers and lead to a negative perception of Viper products or our company. If we are unable to manufacture effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired.

We depend upon a limited number of outside suppliers for our key motorcycle parts and components.

        Our heavy reliance upon outside vendors and suppliers for our components involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued supply of parts and components. Although alternate suppliers are available for our key components, any material changes in our suppliers could cause material delays in production and increase production costs. Since we have only produced a limited number of development stage motorcycles, we are unable to determine whether our suppliers will be able to timely supply us with commercial production needs.

        Our inability to obtain timely delivery of quality components, or our loss or interruption of services of one or more of our component suppliers, or any material increases in the cost of our components, could result in material production delays and reductions in our motorcycle shipments, which could seriously impair our ability to generate revenues.

We will be highly dependent upon our Viper distribution network of independent motorcycle dealers.

        We depend upon our Viper dealers to sell our products and promote our brand image. If our dealers are unable to sell and promote our products effectively, our business will be harmed seriously. We currently have agreements with only sixteen dealers. We must continue to recruit and expand our dealer base to satisfy our projected revenues. If we fail to timely obtain new dealers or maintain our relationship with existing dealers effectively, we could be unable to achieve sufficient sales to support our operations.

        Our dealers are not required to sell our products on an exclusive basis and also are not required to purchase any minimum quantity of Viper products. The failure of dealers to generate sales of our products effectively would impair our operations seriously and could cause our business to fail.

        We also depend upon our dealers to service Viper motorcycles. Any failure of our dealers to provide satisfactory repair services to purchasers of Viper products could lead to a negative perception of the quality and reliability of our products.

Sales of Viper motorcycles are substantially dependent upon our ability to provide and maintain a source of reliable “floor plan” financing to our dealers.

        We have a significant agreement with a leading financial institution to provide floor plan financing to our dealers for their purchase of Viper products. Under this floor plan facility, we will receive payment for our motorcycles upon their shipment to our dealers. If we are unable to continue effective floor plan financing for our dealers, they would have to pay cash or obtain other financing to purchase Viper products, which most likely would result in substantially lower sales of our products, and lack of sufficient cash flow to support our business.

We will face significant challenges in obtaining market acceptance of Viper products and establishing our Viper brand.

        Our success depends primarily on the acceptance of our products and the Viper brand by motorcycle purchasers and enthusiasts. Virtually all potential customers are not familiar with or have not seen or driven Viper motorcycles. Acceptance of our products by motorcyclists will depend on many factors including price, reliability, styling, performance, uniqueness, service accessibility, and our ability to overcome existing loyalties to competing products.

Our business model of selling Viper motorcycles to upscale purchasers at premium prices may not be successful.

        Sales of our premium motorcycle products are targeted toward a limited number of upscale purchasers willing to pay a higher price for Viper products. Suggested retail prices of our motorcycles will be considerably higher than most cruiser models of our competitors. If we are unable to attract and obtain sufficient motorcyclists willing to pay the higher prices of our products, our business model would not succeed and our business would likely fail.

We may experience significant returns or warranty claims.

        Since we have no history of commercial sales of our products, we have no data regarding the performance or maintenance requirements of Viper products. Accordingly, we have no basis on which we can currently predict warranty costs. If we experience significant warranty service requirements or product recalls, potential customers may not purchase our products. Any significant warranty service requirements or product recalls would increase our costs substantially and likely reduce the value of our brand.

Our exposure to product liability claims could harm us seriously.

        Given the nature of motorcycle products, we expect to encounter product liability claims against us from time to time for personal injury or property damage. If such claims become substantial, our brand and reputation would be harmed seriously. These claims also could require us to pay substantial damage awards, including punitive damages.

        Although we intend to obtain adequate product liability insurance, we may be unable to obtain coverage at a reasonable cost or in a sufficient amount to cover future losses from product liability claims. Any successful claim against us for uninsured liabilities or in excess of insured liabilities would most likely harm our business seriously.

Our success will be substantially dependent upon our current key employees and our ability to attract, recruit and retain additional key employees.

        Our success depends upon the efforts of our current executive officers and other key employees, and the loss of the services of one or more of them could impair our growth materially. If we are unable to retain current key employees, or to hire and retain additional qualified key personnel when needed, our business and operations would be adversely affected substantially. We do not have “key person” insurance covering any of our employees, and we only have one written employment agreement with a key employee.

Our success depends substantially on our ability to protect our intellectual property rights, and any failure to protect these rights would be harmful to us.

        The future growth and success of our business will depend materially on our ability to protect our trademarks, trade names and any future patent rights, and to preserve our trade secrets. We hold trademark rights including our logo design and the use of our “Viper” brand for motorcycle products, and we have applied for certain additional trademark protection. There is no assurance, however, that any future or current trademark registrations will result in a registered and protectable trademark. Moreover, there is no assurance that other users of the Viper or Diablo mark will not challenge our brands. If one or more challenges against us are successful, we could be forced to discontinue use of our motorcycle brands, which would cause serious harm to our business and brand image.

        We are in the process of applying for various patents covering unique features of both our motorcycles and our V-Twin engines, but we do not expect to obtain any significant patent protection. We will rely mainly upon trade secrets, proprietary know-how, and continuing technological innovation to compete in our market. There is no assurance that our competitors will not independently develop technologies equal to or similar to ours, or otherwise obtain access to our technology or trade secrets. Our competitors also could obtain patent rights that could prevent, limit or interfere with our ability to manufacture and market our products. Third parties also may assert infringement claims against us in the future, which could cause us to incur costly litigation to protect and defend our intellectual property rights. Moreover, if we are judged to have infringed rights of others, we may have to pay substantial damages and discontinue use of the infringing product or process unless they are re-designed to avoid the infringement. Any claim of infringement against us would involve substantial expenditures and divert the time and effort of our management materially.

We will face intense competition from existing motorcycle manufacturers already well established and having much greater customer loyalty, financial,, marketing, manufacturing and personnel resources than us.

        In our premium heavyweight motorcycle market, our main competitor is Harley-Davidson Inc. which dominates the market for V-Twin cruiser motorcycles. Other significant competitors include Suzuki, Honda, Yamaha, Kawasaki, Ducati, Triumph, BMW, Moto Guzzi and Polaris with its Victory motorcycle line. We also face particularly direct competition from a number of V-Twin custom cruiser manufacturers concentrating on the same upscale market niche where we are situated, including Big Dog, American IronHorse, Titan, Bourget’s Bike Works and others. Additional competition exists from the numerous small companies and individuals throughout the country which build “one-off” custom cruisers from non-branded parts and components available from third parties. We also expect additional competitors to emerge from time to time in the future. There is no assurance that we will be able to compete successfully against current and future competitors.

Introduction of new models of motorcycles by our competitors could materially reduce demand for our products.

        Products offered in our industry often change significantly due to product design and performance advances, safety and environmental factors, or changing tastes of motorcyclists. Our future success will depend materially on our ability to anticipate and respond to these changes. If we cannot introduce acceptable new models on a regular basis or if our new models fail to compete effectively with those of our competitors, our ability to generate revenues or achieve profitability would be impaired substantially.

Purchase of recreational motorcycles is discretionary for consumers, and market demand for them is influenced by factors beyond our control.

        Viper motorcycles represent luxury consumer products and accordingly market demand for them depends on a number of economic factors affecting discretionary consumer income. These factors are beyond our control and include employment levels, interest rates, taxation rates, consumer confidence levels, and general economic conditions. Adverse changes in one or more of these factors may restrict discretionary consumer spending for our products and thus harm our growth and profitability.

        Viper motorcycles also must compete with other powersports and recreational products for the discretionary spending of consumers.

Our business is subject to seasonality which may cause our quarterly operating results to fluctuate materially.

        Motorcycle sales generally are seasonal in nature since consumer demand is substantially lower during colder seasons in North America. We may endure periods of reduced revenues and cash flows during off-season periods, requiring us to lay off or terminate employees from time to time. Seasonal fluctuations in our business could cause material volatility in the public market price of our common stock.

When we sell our products in international markets, we will encounter additional factors which could increase our cost of selling our products and impair our ability to achieve profitability from foreign business.

        Our marketing strategy includes future sales of Viper products internationally, which will subject our business to additional regulations and other factors varying from country to country. These matters include export requirement regulations, foreign environmental and safety requirements, marketing and distribution factors, and the effect of currency fluctuations. We also will be affected by local economic conditions in international markets as well as the difficulties related to managing operations from long distances. There is no assurance we will be able to successfully market and sell Viper products in foreign countries.

We must comply with numerous environmental and safety regulations.

        Our business is governed by numerous federal and state regulations governing environmental and safety matters with respect to motorcycle products and their use. These many regulations generally relate to air, water and noise pollution and to motorcycle safety matters. Compliance with these regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability.

        Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency (EPA), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or relevant state agencies could subject us to administratively or judicially imposed sanctions including civil penalties, criminal prosecution, injunctions, product recalls or suspension of production.

        Motorcycles and their use are also subject to safety standards and rules promulgated by the National Highway Traffic Safety Administration (NHTSA). We could suffer harmful recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA.

Sales of our common stock which become eligible for future sale into the public trading market may depress our stock price.

        A substantial majority of our outstanding common stock currently constitute “restricted securities” as defined under the Securities Act of 1933. When these restricted securities become available for resale under Rule 144 of the Securities Act, which is generally at the end of March 2006, any material sales of them may depress the prevailing market price of our common stock. Even the availability of a large amount of these shares for sale may negatively affect both the trading price and liquidity of our common stock.

Impairment of our intangible assets could result in significant future charges that could harm our ability to raise capital and cause a decline in our stock price.

        At August 31, 2005, our balance sheet included intangible assets of $7,341,438 which resulted from our acquisition of motorcycle engine technology in March 2005. The carrying value of these intangible assets represented approximately 74% of our total assets as of August 31, 2005. GAAP accounting requires that we assess the fair value of such acquired technology at least annually in order to identify any impairment in its value. If we determine that the fair value of such acquired intangible assets is less than our recorded carrying value, an impairment loss would be identified and recorded at that time. As of the date of this prospectus, we do not believe that we have suffered any impairment of our recorded intangible assets.

        Future assessments of the fair value of our intangible assets could identify material impairment losses resulting in substantial write-offs of their carrying value. Any such adjustments would likely have material adverse effects on our results of operations and our financial position, could jeopardize our continuing ability to raise capital, and could cause a material decline in the market value of our common stock.

In the future event that our common stock is deemed to be a “penny stock,” it could become more difficult for investors to resell their shares of our common stock.

        If our common stock declines in market value to a price less than $5.00 per share, it most likely would be deemed to be a “penny stock” as defined under the Securities Exchange Act of 1934. Trading of our common stock would then be subject to penny stock regulations of the SEC that may limit a stockholder’s ability to buy and sell our common stock.

        The penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” who generally include persons with high net worth or high incomes. Prior to conducting a transaction in a penny stock, the broker-dealer must deliver a risk disclosure document in a form prescribed by the SEC that provides information on penny stocks and the nature and risks involved in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer, and monthly account statements showing the market value of each penny stock in the customer’s account. Prior to conducting a penny stock transaction, the broker-dealer also must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

        These penny stock requirements may reduce the number of potential investors and level of trading activity for our common stock. Consequently, these penny stock rules may adversely affect investor interest in our common stock, limit the marketability of our common stock, and impair the ability of broker-dealers to trade our securities effectively. This also may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them, which could cause our stock price to decline.

We do not intend to pay any cash dividends on our common stock.

        We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

The price of our common stock may be volatile and fluctuate significantly in our over-the-counter trading market, and an investor’s shares could decline in value.

        Our common stock trades in the over-the-counter (OTC) market, and has not experienced a very active trading market. There is no assurance a more active trading market for our common stock will ever develop, or be sustained if it emerges. Unless an active trading market is developed for our common stock, it will be difficult for shareholders to sell our common stock at any particular price or when they wish to make such sales.

        The market price of our common stock may fluctuate significantly, making it difficult for any investor to resell our common stock at an attractive price or on reasonable terms. Market prices for securities of development stage companies such as us have historically been highly volatile due to many factors not affecting more established companies. Moreover, any failure by us to meet estimates of financial analysts is likely to cause a decline in the market price of our common stock.

Our current management and principal shareholders control our company, and they may make material decisions with which other shareholders disagree.

        Our executive officers and directors and principal shareholders affiliated with them own a substantial majority of our outstanding capital stock. As a result, these persons acting as a group have the ability to control transactions requiring stockholder approval, including the election or removal of directors, significant mergers or other business combinations, changes in control of our company, and any significant acquisitions or dispositions of assets.

Additional shares of our authorized capital stock which are issued in the future will decrease the percentage equity ownership of existing shareholders, could also be dilutive to existing shareholders, and could also have the effect of delaying or preventing a change of control of our company.

        Under our Articles of Incorporation, we are authorized to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our board of directors has the sole authority to issue remaining authorized capital stock without further shareholder approval. To the extent that additional authorized preferred or common shares are issued in the future, they will decrease existing shareholders’ percentage equity ownership and, depending upon the prices at which they are issued, could be dilutive to existing shareholders.

        Issuance of additional authorized shares of our capital stock also could have the effect of delaying or preventing a change of control of our company without requiring any action by our shareholders, particularly if such shares are used to dilute the stock ownership or voting rights of a person seeking control of our company.

RISKS RELATED TO THIS OFFERING

If the selling stockholders sell a material part or all of their common shares in the market, such sales may cause our stock price to decline.

        After this registration statement is declared effective by the Securities and Exchange Commission, the selling stockholders may sell in the public market up to all of the shares of our common stock being registered in this offering, which means that up to 5,984,962 shares of common stock may be sold in connection with this offering, assuming exercise of all warrants relating to underlying shares being registered in this offering. The number of shares being registered in this offering represents approximately 50% of the total number of shares of common stock outstanding assuming the exercise of all warrants included in this offering.

Future sales of material amounts of our common stock by the selling stockholders may adversely affect our ability to raise funds through further stock offerings.

        Sales of common stock in this offering may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price we deem acceptable or at all.

Material sales of common stock by the selling stockholders could encourage short sales by third parties, which could cause our stock price to decline.

        Any significant downward pressure on our stock price caused by the sale of stock registered in this offering could encourage short sales by third parties, which most likely would cause our stock price to decline.

New shareholders could experience significant dilution from our sale of shares to Cornell Capital under the SEDA.

        Our sale of shares pursuant to the SEDA facility will have a dilutive impact on new stockholders purchasing shares in our trading market. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. Moreover, the lower our stock price is, the more shares of common stock we will have to issue to Cornell Capital under the SEDA to draw advances from it. As our stock price decreases, our stockholders could experience greater dilution. See “Dilution.”

The SEDA contains a provision prohibiting us from raising capital from other sources at less than the market price of our common stock.

        The SEDA contains a covenant that restricts us from raising capital from stock or other equity sales at a price less than the market price of our common stock. This covenant may limit substantially our ability to raise capital since any potential purchaser of our equity securities most likely would expect to pay a discount to the market price of our common stock.

STANDBY EQUITY DISTRIBUTION AGREEMENT

        In August 2005, we entered into a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners, L.P. of Jersey City, New Jersey. Pursuant to this SEDA, which is in effect an equity line of credit, we may at our discretion sell to Cornell Capital up to $15 Million of our common stock over the 24-month term of the SEDA. The 24-month period begins upon the effectiveness of this registration which will permit Cornell Capital to resell shares purchased under the SEDA. We are only obligated to sell our shares to Cornell Capital when and if we decide to draw upon the SEDA for funding.

        Under the SEDA, we may request Cornell Capital to purchase our common stock in installments of up to $500,000, provided each SEDA installment advance must be at least five trading days after any prior advance. We may request installment advances until Cornell Capital has advanced $15 Million or the 24-month SEDA term has expired, whichever occurs first. Cornell Capital will pay us a purchase price for each SEDA stock purchase equal to 96% of the volume weighted average price of our common stock over a five-day period beginning upon request of any advance from Cornell Capital. Cornell Capital will retain a commission of 4% of each SEDA advance.

        Cornell Capital is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. Incident to each SEDA advance, we will pay Yorkville Advisors a structuring fee of $500. To obtain this SEDA financing facility, we paid a commitment fee of 133,333 shares of our common stock to Cornell Capital and granted Cornell Capital a three-year warrant to purchase 1,750,000 of our common shares at $4.60 per share. We also paid a total of $25,000 in structuring and due diligence fees to obtain this SEDA facility. In addition, we issued 1,587 shares of our common stock to Monitor Capital, Inc. for acting as the placement agent incident to this SEDA.

        We are entitled to receive advances up to $500,000 under the SEDA provided that (i)in no event will the number of shares issuable to Cornell Capital pursuant to any advance cause the common shares owned by Cornell Capital to exceed 9.9% of our outstanding common stock; (ii) the registration statement related to this prospectus is effective for each SEDA advance; (iii) we have obtained any permits or qualifications required by state laws with respect to the sale of any shares under the SEDA; (iv) no fundamental changes to the information set forth in this prospectus and its accompanying registration statement exist which would require us to file a post-effective amendment thereto; and (v) the trading of our common stock has not been suspended by any regulatory agency or trading market.

        Since the purchase price of our common stock will fluctuate in its trading market and we have not determined the amount of SEDA advances we intend to draw, we cannot predict the number of shares of our common stock that will be issued under the SEDA. Assuming that we drew down the entire $15 Million at an average purchase price of $5.00 per share, we would then issue a total of 3,000,000 shares of our common stock to Cornell Capital, which is the number of shares we are registering for resale by Cornell Capital in this registration.

        You should be aware that there is an inverse proportion or relationship between our stock price and the number of shares to be issued under each SEDA advance, which means that as our stock price declines, we are required to issue a greater number of shares for a given SEDA advance. This inverse relationship is demonstrated by the following table, which shows the number of shares to be issued assuming total SEDA advances of $5 Million and an assumed average market price of $5.00 per share and at discounts thereof of $4.00, $3.00 and $2.00 per share.

Market Price(1):	$5.00	$4.00	$3.00	$2.00
Purchase Price(2):	$4.80	$3.84	$2.88	$1.92
Number of Shares:	1,041,667	1,302,083	1,736,111	2,604,167
Total Outstanding(3):	11,168,042	11,428,458	11,862,486	12,727,542
Percent Outstanding(4):	9.32%	11.39%	14.64%	20.46%
Cash to Us(5):	$4,795,000	$4,795,000	$4,795,000	$4,795,000
_________________
(1)	Represents an average price per share for the various SEDA advances.
(2)	Represents the SEDA price paid by Cornell Capital after the 4% discount.
(3)	Represents the total number of outstanding common shares after issuance of SEDA shares, but does not take into account any shares that may be issued by us for exercise or conversion of outstanding options, warrants, notes or preferred stock.
(4)	Represents the issued SEDA shares as a percentage of total outstanding shares.
(5)	Cash proceeds to us after deduction of commissions and structuring fees.

PLAN OF DISTRIBUTION

        The selling stockholders have advised us that the sale or distribution of our common stock by them may be effected directly to purchasers by the selling stockholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our common stock is quoted or (ii) in transactions otherwise than through a public market. Such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated or fixed prices. Regarding any sales in which they are involved, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agents (which discounts, concessions or commissions may be in excess of those customary in the types of transactions involved).

        The selling stockholders and any brokers, dealers or agents that participate in this offering may be deemed to be underwriters, and any profit on the sale of common stock by them, or any discounts, concessions or commissions received by them may be deemed to be underwriting discounts and commissions under the Securities Exchange Act of 1934.

        Cornell Capital is an underwriter within the meaning of the Securities Act of 1933 with respect to the sale of our common stock under the SEDA. The 4% discount on the purchase of SEDA common stock to be received by Cornell Capital will be an underwriting discount. In addition, the 4% commission retained by Cornell Capital from the SEDA gross proceeds constitutes underwriter compensation. In connection with entering into the SEDA, we also issued 133,333 shares of our common stock and a warrant to purchase 1,750,000 shares to Cornell Capital which also constitute underwriter compensation.

        Cornell Capital, a Delaware limited partnership formed in 2000, is a private equity fund engaged primarily in providing equity and debt financing to publicly traded companies, including but not limited to equity lines of credit and convertible debentures. Cornell Capital does not have any material relationships with any of our officers or directors.

        The SEDA provides that we may not request any SEDA advance from Cornell Capital at any time that Cornell is the owner of 9.9% or more of our outstanding common stock, nor may we request a SEDA advance that would cause Cornell Capital to own more than 9.9% of our outstanding common stock. Cornell Capital currently owns approximately 1.3% of our outstanding common stock.

        Under the securities laws of various states, our shares of common stock may be sold by the selling stockholders only through registered or licensed brokers or dealers. In addition, in certain states the shares of selling stockholders may not be sold unless the shares have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

        We will pay all expenses incident to the registration of our common stock being offered by selling stockholders by this prospectus, including the preparation and distribution of this prospectus. The Selling stockholders will pay any commissions, fees and discounts of any underwriters, brokers, dealers and agents. We estimate that the expenses to be borne by us will be approximately $35,000. We will not receive any proceeds from the sale of any of the common shares sold by selling stockholders, although we will receive proceeds from the sale of common stock under the SEDA.

        The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth in this Plan of Distribution section of this prospectus, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

Regulation M

        The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of common stock by the selling stockholders, and there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares of our common stock while the distribution is taking place.

SELLING STOCKHOLDERS

        The following table presents information regarding the selling stockholders and the shares of our common stock they may offer under this prospectus. Except as described in the footnotes to this table, the selling stockholders do not have, or since our inception have not had, any position, office or other material relationship with us or any of our affiliates. Share information shown in this table is based on data provided to us by the selling stockholders as of December 15, 2005.

        The selling stockholders may, from time to time, offer and sell any or all of their shares listed in this table. Because the selling stockholders are not obligated to sell their shares, or they may also acquire publicly traded shares of our common stock, or they may not exercise warrants relating to certain shares offered under this prospectus, we are unable to estimate how many shares they may beneficially own after this offering. For presentation of this table, however, we have estimated the number of our common shares beneficially owned after the offering based on assumptions that the selling stockholders exercise all warrants for shares included in this offering and sell all of the shares being offered by this prospectus.

        We have calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act. Beneficial ownership generally includes voting or investment power with respect to securities. Shares of our common stock that may be obtained within 60 days of December 15, 2005 are deemed to be beneficially owned by the person holding securities that are exercisable or convertible into our common shares for the purpose of computing the percentage ownership of such person, but are not regarded as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of outstanding shares is based on 10,126,375 shares of our common stock outstanding as of December 15, 2005.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Owned Before Offering	Shares to be Acquired Under the SEDA		Shares to be Sold in the Offering	Percentage of Outstanding Shares Owned After the Offering(1)
Cornell Capital Partners, L.P.(2)	2,037,179	(3)	17.2%	3,000,000	(4)	5,037,179	0%
Monitor Capital Inc.(5)	1,587		*	-0-		1,587	0%
David Palmlund, III(6)	2,811,698		25.0%	-0-		153,937	23.6%
John R. Silseth, II(7)	2,065,138		20.4%	-0-		33,000	20.1%
Steven Bathgate(8)	14,070		*	-0-		14,070	0%
Vicki Barone(9)	12,020		*	-0-		12,020	0%
Jonathon Kruljac(l0)	26,472		*	-0-		26,472	0%
Greg Fulton(11)	8,880		*	-0-		8,880	0%
Richard Billings(12)	29,723		*	-0-		29,723	0%
Lee Schlessman(13)	7,824		*	-0-		7,824	0%
Idatonye Afonya(14)	17,250		*	-0-		2,000	*
Victoria Opportunity Partners, L.P.(15)	50,000		*	-0-		50,000	0%
J.A. Scott Investments(15)	13,000		*	-0-		13,000	0%
Wholesale Realtors Supply(15)(16)	200,000		2.0%	-0-		200,000	0%
Alma & Gabriel Elias(15)	200,000		2.0%	-0-		200,000	0%
Kent & Elizabeth Lund(15)	3,205		*	-0-		3,205	0%
Robert J. Marsh, II(15)	9,000		*	-0-		9,000	0%
Jonathon G.D. Sharp(15)	6,500		*	-0-		6,500	0%
Fred J. Marvel(15)	6,500		*	-0-		6,500	0%
William Moreland(15)	50,000		*	-0-		50,000	0%
Peter L. Gianulis(15)	13,000		*	-0-		13,000	0%
Donald M. Bates(15)	6,500		*	-0-		6,500	0%
Adele & Josh Arkin(15)	6,500		*	-0-		6,500	0%
Don A. Medlin(15)	6,500		*	-0-		6,500	0%
Thomas D. Wolf(15)	3,250		*	-0-		3,250	0%
James E. Duncan(15)	6,500		*	-0-		6,500	0%
Susan M. Duncan(15)	6,500		*	-0-		6,500	0%
Cal & Amanda Rickel(15)	6,500		*	-0-		6,500	0%
Kim J. Gloystein IRA(15)	6,500		*	-0-		6,500	0%
Richard Kunter SEP IRA(15)	6,500		*	-0-		6,500	0%
George Johnson IRA(15)	3,205		*	-0-		3,205	0%
Ken Elliot SEP IRA(15)	6,500		*	-0-		6,500	0%
Nelse Hendricks IRA(15)	6,500		*	-0-		6,500	0%
Douglas C. Harner Living Trust(15)	3,205		*	-0-		3,205	0%
Bathgate Capital Partners, LLC(17)	3,640		*	-0-		3,640	0%
Richard Huebner(18)(19)	8,770		*	-0-		8,770	0%
David Drennen(18)(20)	1,548		*	-0-		1,548	0%
Katherine Walker(18)(21)	62		*	-0-		62	0%
Kevin Sylla(18)(22)	390		*	-0-		390	0%
Eric Axel(18)(23)	390		*	-0-		390	0%
Michael Donnelly(18)(24)	300		*	-0-		300	0%
Andrea Bauer(18)(25)	300		*	-0-		300	0%

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Owned Before Offering	Shares to be Acquired Under the SEDA	Shares to be Sold in the Offering	Percentage of Outstanding Shares Owned After the Offering(1)
Susan Ross(18)(26)	200	*	-0-	200	0%
Nancy Stratton(18)(27)	100	*	-0-	100	0%
APS Financial Corp(18)(28)	4,800	*	-0-	4,800	0%
Peter K. Aman(18)(29)	7,200	*	-0-	7,200	0%
US Euro Securities(18)(30)	923	*	-0-	923	0%
Anthony Dudzinski(18)(31)	3,692	*	-0-	3,692	0%
Greg & Ann Fulton(18)(32)	882	*	-0-	882	0%
_________________
*	Less than 1%
(1)	Assumes that each of the selling stockholders sells all shares that may be offered under this prospectus.
(2)	Cornell Capital is the investor under the SEDA, and all of its investment decisions are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes investment decisions on its behalf.
(3)	Includes 153,846 shares purchased from us in our private placement completed in August 2005, 133,333 shares issued by us to Cornell Capital as a SEDA commitment fee, and 1,750,000 shares underlying warrants granted to Cornell Capital incident to our obtaining the SEDA facility.
(4)	The number of common shares that will be offered under this prospectus in connection with the SEDA is based on our good faith estimate of the maximum SEDA shares we will issue to Cornell Capital based on current market prices of our common stock. We cannot predict the actual number of SEDA shares to be issued because the purchase prices of SEDA installments will fluctuate based on prevailing market conditions for our common stock and also because we have not determined the number and total amount of advances that we intend to draw under the SEDA.
(5)	Monitor Capital Inc. is a registered broker-dealer that acted as placement agent in connection with the SEDA. These shares represent a placement agent fee.
(6)	Includes an aggregate of 395,000 shares underlying warrants, convertible notes and an option, and another 740,000 shares underlying convertible preferred stock. The 153,937 shares being sold in this offering represent shares purchased in our private placement completed in August 2005. Mr. Palmlund is a principal shareholder and affiliate of our company.
(7)	The 33,000 shares being sold in this offering represent shares purchased in our private placement completed in August 2005. Mr. Silseth is a founder, principal shareholder and affiliate of our company.
(8)	Includes 5,300 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 8,770 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Bathgate. Steven Bathgate is a Senior Managing Partner of Bathgate Capital Partners.
(9)	Includes 3,250 shares purchased in our private placement completed in August 2005 and held in her IRA account, and 8,770 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Ms. Barone. Vicki Barone is a Senior Managing Partner of Bathgate Capital Partners.
(10)	Includes 3,250 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 23,222 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Kruljac. Jonathon Kruljac is a Director of Corporate Finance and Institutional Sales of Bathgate Capital Partners.
(11)	Includes 6,500 shares purchased in our private placement completed in August 2005 and held in his IRA account, and 1,498 shares underlying warrants issued incident to such private placement to Bathgate Capital Partners and later transferred to Mr. Fulton. Greg Fulton is the Director of Municipal Finance of Bathgate Capital Partners.
(12)	Includes 6,500 shares purchased in our private placement completed in August 2005, and 23,223 shares underlying warrants issued to Bathgate Capital Partners incident to such private placement and later transferred to Mr. Billings. Richard Billings is a Director of Corporate Finance and Institutional Sales of Bathgate Capital Partners.
(13)	Includes 6,500 shares purchased in our private placement completed in August 2005, and 1,324 shares underlying warrants issued to Bathgate Capital Partners incident to such private placement and later transferred to Mr. Schlessman. Lee Schlessman is a shareholder of an affiliate of Bathgate Capital Partners.
(14)	Includes 2,000 shares purchased in our private placement completed in August 2005, and 15,250 shares owned by Mr. Afonya prior to such private placement. His private placement 2000 shares are the only shares owned by him that are being registered in this offering.
(15)	Represents shares purchased by the selling stockholder in our private placement completed in August 2005.
(16)	Gabriel Elias maintains investment and voting control of Wholesale Realtors Supply.
(17)	Represents shares of our common stock underlying warrants that were issued to Bathgate Capital Partners as placement agent for our private placement completed in August 2005.

(18)	Represents shares of our common stock underlying warrants that were issued to Bathgate Capital Partners as placement agent for our private placement completed in August 2005, which warrants were later transferred to the selling stockholder.
(19)	Richard Huebner is a Senior Managing Partner of Bathgate Capital Partners.
(20)	David Drennen is Legal Counsel for Bathgate Capital Partners.
(21)	Katherine Walker is Executive Assistant of Bathgate Capital Partners.
(22)	Kevin Sylla is a licensed retail broker with Bathgate Capital Partners.
(23)	Eric Axel is a licensed retail broker with Bathgate Capital Partners.
(24)	Michael Donnelly is an Investment Analyst with Bathgate Capital Partners.
(25)	Andrea Bauer is Accounting Manager of Bathgate Capital Partners.
(26)	Susan Ross is Compliance Officer and Operations Manager of Bathgate Capital Partners.
(27)	Nancy Stratton is Office Manager of Bathgate Capital Partners.
(28)	APS Financial Corp, a registered broker-dealer, was a member of the selling group for our private placement completed in August 2005.
(29)	Peter K. Aman is a licensed retail broker with APS Financial Corp.
(30)	US Euro Securities, a registered broker-dealer, was a member of the selling group for our private placement completed in August 2005.
(31)	Anthony Dudzinski is a licensed retail broker with US Euro Securities.
(32)	Greg and Ann Fulton are shareholders of an affiliate of Bathgate Capital Partners.

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. We will not receive any proceeds from the sale of our common stock in this offering. We will receive proceeds, however, from the sale of common shares to Cornell Capital under the SEDA. Any proceeds we receive from the SEDA facility will be used for purchase of capital equipment and ongoing working capital purposes including, but not limited to, product development, inventory of components, manufacturing costs, and sales and marketing.

        We also will receive proceeds from any exercise of warrants by the selling stockholders issuable into shares of our common stock registered under this prospectus. Any such warrant exercise proceeds will be used by us for general working capital purposes. There is no assurance, however, that any of these warrants will ever be exercised by any selling stockholder.

INDEMNIFICATION

        We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make in respect to such liabilities. The selling stockholders have agreed to indemnify us against certain losses or liabilities, including liabilities under the Securities Act, and including but not limited to any untrue statement of a material fact with respect to such selling stockholder contained in this prospectus or an omission to state any material fact necessary to make the statements regarding such selling stockholder in this prospectus not misleading.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DILUTION

        Since this offering relates solely to shares being offered by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will not be directly affected by this offering. Our net tangible book value, however, will be impacted by any common stock to be issued to Cornell Capital under the SEDA facility.

        Our net tangible book value as of August 31, 2005 was $2,266,684 or $.21 per share of common stock assuming our outstanding preferred stock is converted into common stock. Net tangible book value is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our capital stock.

        Regarding the SEDA, if we assume for example that we had issued 3,000,000 shares of common stock under the SEDA at an assumed purchase price of $5.00 per share, less $35,000 of offering expenses, our net tangible book value as of August 31, 2005 would have been $17,231,684 or $1.24 per share. This represents an immediate increase in net tangible book value of $1.03 to existing shareholders and an immediate dilution of $3.76 per share to new shareholders purchasing our common stock assuming prevailing market prices continued to be the same as when the SEDA shares were purchased from us. The following table illustrates such per share dilution:

SEDA purchase price		$5.00
Net tangible book value per share before SEDA	$.21
Increase attributable to SEDA	1.03

Net tangible book value per share after SEDA		1.24

Dilution per share to new shareholders		$3.76

        The offering price of our common stock to be paid by Cornell Capital under the SEDA will vary according to the prevailing market prices of our common stock. In order to provide prospective investors a general understanding of the dilution per share they may experience under declining market values for our common stock, we have prepared the following table showing the dilution per share to new investors at various assumed offering prices.

Assumed SEDA Offering Price	No. of SEDA Shares to be Issued(l)	Dilution Per Share to New Investors
$5.00	3,000,000	$3.76
$4.00	3,000,000	$ 2.98
$3.00	3,000,000	$ 2.19
$2.00	3,000,000	$ 1.41
_________________
(1)	This represents the maximum number of SEDA shares that are being registered under this prospectus.

PLAN OF OPERATION AND MANAGEMENT ANALYSIS OF FINANCIAL CONDITION

The following information should be read in conjunction with our audited financial statements and related notes included in this prospectus, which statements have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

Plan of Operation

        Our long-term business strategy or goal is to become a leading developer and supplier of premium V-Twin heavyweight motorcycles, V-Twin engines, and ancillary motorcycle aftermarket products. In implementing this strategy, we intend to execute the following matters for the next twelve months:

        Commercialize the Diablo and Diablo PC – Our primary focus during 2006 will be to establish permanent production operations for our motorcycle products to be manufactured by us on a commercial scale. We have obtained the necessary working capital and inventory financing for this purpose. We intend to install a modern production assembly line including shelving, railings and individual station equipment necessary for efficient factory production operations. We also have obtained all vendors, suppliers or subcontract third parties needed for obtaining components, parts and raw materials for our motorcycles and having them painted after assembly, and we will continue to identify and obtain alternate sources for material components. We anticipate commencing initial commercial delivery of Diablos to our dealers by the summer of 2006.

        Continue Design and Development – We will complete development and testing of our higher priced model in our Diablo line, the Diablo PC, in the first half of 2006 in order for it to be produced commercially by the middle of 2006. We also will commence design and development for one or more additional Viper models to be available for shipment to our dealers in 2007.

        Expansion of Distribution Network – We will continue to identify and recruit qualified independent motorcycle dealers to become Viper dealers until we achieve our goal of having a nationwide network of Viper dealers. We will only select full-service dealers which we determine possess a successful V-Twin motorcycle sales history, a solid financial condition, a good reputation in the industry, and a definite desire to sell and promote Viper products. We also intend to recruit and retain one or more Canadian motorcycle dealers to sell our products. Moreover, by early 2007 we intend to commence initial efforts to enter overseas foreign markets including identifying effective overseas motorcycle distributors and attracting them to our products and Viper brand.

        Expansion of sales and marketing activities – We will continue and expand upon our marketing activities which are primarily focused toward supporting our dealer network and building Viper brand awareness. We will participate in leading consumer and dealer trade shows, rallies and other motorcycle events including the leading annual Cincinnati V-Twin dealer convention and the always popular Sturgis and Daytona motorcycle rallies. We will attend at least eight major trade shows or rallies during 2006. We also will engage in ongoing advertising and promotional activities to develop and enhance the visibility of our Viper brand image, including regular advertising in major motorcycle industry magazines and convincing such magazines to write articles or otherwise report on our products and activities from time to time.

        Market and sell ancillary Viper products – In 2006, we intend to commence marketing and sales of a variety of ancillary products under our Viper brand, particularly in the large custom cruiser aftermarket. We expect our primary aftermarket sales will be our line of powerful Viper V-Twin engines, and by 2007 we anticipate obtaining substantial revenues from Viper engine sales in this active aftermarket. We also intend to develop and offer for sale certain billet parts and components to be manufactured by us in-house. We also will outsource production of ancillary Viper items from third-party suppliers including various motorcycle parts and accessories, collectibles, and other Viper branded merchandise. For example, we have recently obtained a source to provide us with a line of Viper branded apparel. Our ancillary Viper products will be sold through multiple marketing channels including Viper dealers, independent aftermarket catalogs and our website.

        We anticipate spending approximately the following amounts in the next twelve months to support our operating expenses regardless of the number of motorcycles we sell or the revenues we receive:

Sales and marketing expenses including dealer support and recruitment	$1,200,000
Research and development activities	$650,000
General and administrative expenses including management compensation	$750,000
Rent, Mortgage and fixed overhead expenses	$400,000
Obtaining governmental regulatory certifications	$60,000
Purchase of capital equipment(1)	$75,000
_________________
(1)	Represents the 10% down payment needed for the purchase of $750,000 of CNC machines for in-house V-Twin engine production. The balance will be paid in monthly installments over a five-year period.

        We anticipate having sufficient cash to support our operating expenses until we commence commercial deliveries of Viper motorcycles by the summer of 2006. Thereafter we will need additional working capital, which we intend to obtain through our SEDA financing commitment from Cornell Capital Partners.

Planned Relocation to New Facility

        We intend to move all of our business and operations to a new facility in Monticello, Minnesota by the end of March 2006. This new facility, which will be owned by us, is much larger and more adaptable to our projected manufacturing operations than our current facility. In particular, the new facility contains ample space and electrical power for the large CNC machines we will need in order to satisfy our planned in-house production of many Viper motorcycle components from high-grade aluminum billet raw materials. See “Description of Property-Purchase of Monticello Facility.”

        The large capacity of our planned new headquarters also will provide us with plenty of expansion room to satisfy our projected growth in all Viper operations for the foreseeable future, including our planned in-house proprietary engine manufacturing operations anticipated to commence in early 2007.

Liquidity and Capital Resources

        Since our inception, we have financed our development, capital expenditures and working capital needs through the issuance of our capital stock or through loans from our principal shareholders. Financing through issuance of our common or preferred stock has included private placements for cash, common stock issued for employee compensation and consulting services, common stock issued to satisfy accounts payable, and common and preferred stock issued to convert outstanding loans and other liabilities into capital stock of our company. We have raised a total of approximately $6.1 Million through the sale of our common stock in private placements, and at least $3.5 Million in loans from our management or principal shareholders.

        We have also relied on satisfying substantial employee compensation, consulting fees, product development, marketing and administrative expenses directly through issuance of our common stock. From inception through the end of 2004, we paid a total of approximately $2.4 Million for such expenses with our common stock.

        Incident to our early 2005 reorganization, we also converted a total of approximately $4.8 Million of outstanding loans and accounts payable into capital stock of our company based on $2.50 per share.

        As of November 30, 2005, we had cash resources of $1,011,578, total liabilities of approximately $450,000 and a working capital position of approximately $850,000.

2005 Private Placement

        In late August 2005, we completed a private placement of 1,000,038 shares of our common stock at a purchase price of $3.90 per share. Bathgate Capital Partners of Denver, Colorado was the Placement Agent for this private offering, and we received net proceeds of $3,387,024 after payment of commissions and other offering expenses.

SEDA Financing Agreement

        In August 2005, we entered into a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners, LP of Jersey City, New Jersey. Under the terms of this SEDA financing facility, Cornell committed to purchase up to $15 Million of our common stock over a period of 24 months. The 24-month period of the SEDA facility begins upon our obtaining an effective registration of such common stock with the Securities and Exchange Commission to permit the resale of these shares by Cornell. We are only obligated to sell our common stock to Cornell when and if we decide to draw upon this SEDA facility. See “Standby Equity Distribution Agreement.”

Production Inventory Financing

        In October 2005, we entered into a Secured Inventory Financing Agreement with one of our principal shareholders, David Palmlund, III, as the Lender. This agreement provides us with production inventory financing up to $800,000, which has enabled us to order and pay for substantial purchases of components and supplies for our upcoming commercial production operations. We have utilized $100,000 of this inventory financing as of the date of this prospectus.

        Under this agreement, the Lender is secured with a first position against all Viper motorcycle parts and components and finished goods inventory. To obtain this inventory financing, we will pay the Lender monthly interest of 2% of the average monthly outstanding amount owed by us. Under this agreement, we have established a special bank account for all funds borrowed from the Lender, which account must be used only to pay vendors providing motorcycle components for commercial production. If this agreement is still effective when we commence commercial shipments to dealers, we must deposit 80% of payments we receive for our motorcycles into the special bank account.

        The initial term of the financing agreement is three months, and it has a provision for a three-month extension providing the Lender has consented. In the event this inventory financing facility is not renewed upon its expiration, we expect to repay the Lender by drawing upon our SEDA financing facility with Cornell Capital Partners.

BUSINESS OF COMPANY

        We develop and produce proprietary motorcycle products targeted toward consumers who purchase upscale luxury products. Any material revenues we generate initially will be from sale of our Diablo cruisers. Additional anticipated sources of revenues include a second model of a Viper cruiser scheduled for commercial introduction in summer of 2006, aftermarket sales of our proprietary V-Twin engines, and sales of ancillary Viper motorcycle products including aftermarket custom parts and accessories and Viper branded apparel and other merchandise.

Our revenue stream will be primarily affected by customer demand for our Viper motorcycles, our ability to timely provide Viper products in response to dealer orders, recruitment and retention of effective Viper dealers who actively promote and sell our products, and our dealers’ acceptance of our floor plan financing facility. We currently hold orders from our dealers for approximately 100 Viper cruisers, although these orders are cancelable anytime by dealers.

Our Market

        Motorcycles are generally characterized in their industry by weight, primarily based on engine displacement size. Our cruisers fall within the heavyweight motorcycle category which includes models with engine displacements of at least 651cc (cubic centimeters). There are generally four types of heavyweight motorcycles:

•	standard, which emphasize simplicity and low cost;

•	performance, which emphasize handling and speed;

•	touring, which emphasize rider comfort and long distance travel; and

•	cruisers, which are designed to facilitate customization by owners.

        According to information released by the Motorcycle Industry Council (MIC), heavyweight motorcycle sales in the U.S. have increased each year from 1992 to 2004. Over a ten-year period from 1992 to 2002, new heavyweight motorcycle registrations increased from 86,400 units in 1992 to 442,300 units in 2002, an average annual growth rate in excess of 15%. We believe that such annual registrations for 2005 will exceed 510,000 units, since actual 2005 registrations are already 437,000 units as of September 30, 2005 (as reported by the Motorcycle Industry Council).

        Our Viper motorcycles are offered and compete in the upscale segment of the heavyweight custom V-Twin cruiser market dominated by Harley-Davidson. We believe that potential customers in this upscale market seek motorcycle models having a product and lifestyle appeal associated with the classic American V-Twin cruiser tradition. Our targeted customer base has expanded for many years due to the growing popularity of motorcycling along with the aging of the population bulge from the post-World War II baby boom years. Many males of the baby boom generation now are in their peak income earning years, making them good prospects for luxury goods. We believe that premium motorcycles have become well-accepted and popular luxury recreational motorsports products. In its recent annual report, Harley-Davidson stated that the typical consumer of their heavyweight motorcycles is a married man in his mid-forties having an income of approximately $81,000.

Our Motorcycles

        Viper motorcycles have been designed and developed to attract and appeal to wealthy motorcycle enthusiasts willing to pay a higher price for enhanced performance, innovative styling and a distinctive new brand.

        Viper Diablo

        The Viper Diablo is our primary cruiser, which we believe has been designed and developed with many styling and performance features and components distinguishing it from cruisers of our competitors. Our development efforts have focused substantially on providing enough signature styling, component and performance features for the Diablo to compare favorably to other premium cruisers.

Premium components and distinctive features of the Diablo include:

•	a powerful, billet-cut proprietary V-Twin engine;

•	our unique right-side drivetrain providing maximum rider balance;

•	premium halogen headlights and LED display functions;

•	a 6-speed transmission;

•	adjustable rear end air suspension system and front-end Marzocchi forks;

•	a proprietary handlebar vibration dampening system; and

•	wide high-quality Metzeler tires and premium billet wheels.

The outward appearance of the Diablo includes distinctive styling features such as:

•	substantial use of billet-cut components including the V-Twin engine, primary drive, controls and wheels;

•	a low, streamlined look;

•	oil storage in the frame, enabling a sleeker and more naked appearance due to absence of the usual underseat oil tank;

•	a unique swingarm design; and

•	rear light and LED turn signals built into the fender.

Basic specifications of the Diablo cruiser are as follows:

Wheelbase length and rake:	68 inches, 34°
Weight:	590 pounds
Seat height:	21-25 inches, adjustable
Engine type:	45° V-Twin, air-cooled
Engine displacement:	Choice of 115, 128 and 152 cubic inches
Fuel distribution:	Mikuni carburetion or direct injection (DI)
Frame:	1½ inch tubular steel
Transmission/drivetrain:	6-speed, Viper right-side drive
Final drive:	Belt
Rear-end suspension:	Adjustable air-ride
Front-end suspension:	Marzocchi inverted cartridge forks
Tires:	Metzeler – 130mm front and 240mm rear
Brakes:	4-piston caliper both front and rear
Power rating ranges:	105-150 bhp and 110-170 ft.lbs. torque depending upon the displacement engine model

        Viper Diablo PC

        The Viper Diablo PC is a distinct model from our Diablo cruiser primarily due to its different styling features. It is longer and lower than the Diablo, providing it with a somewhat chopper-style look compared to the Diablo. Most of the unique features and premium components used in the Diablo are also included in our Diablo PC model. Suggested retail prices of our Diablo PC line are expected to be approximately 10% more than Diablo cruisers with the same size V-Twin engine.

Viper Proprietary Engines

        The proprietary engine technology acquired by us in early 2005 affords us the opportunity to offer multiple displacements of engine size. We have completed extensive testing for our three initial V-Twin models of 115 cubic inches, 128 cubic inches and 152 cubic inches. Both our Diablo and Diablo PC cruisers lines will offer consumers the opportunity to choose from any one of these three engines to power the motorcycle they purchase. We believe that having our own proprietary engines will distinguish us clearly and favorably from other upscale custom V-Twin competitors.

        Our proprietary V-Twin engines feature an all-billet aluminum construction including cases, heads, cylinders, rocker boxes and covers, and oil pump components. Regardless of their varying rated power, our V-Twins will utilize the same crankshaft and stroke dimensions, with only the size of the cylinder bore creating the different displacements.

        The major components of our proprietary V-Twin engines currently are being produced for us in England by Melling Consultancy Design (MCD). MCD is owned by Al Melling, who designed and developed all of our proprietary engines. We expect to receive our first commercial delivery of outsourced engine components from MCD by March 2006.

        By early 2007, we intend to produce all major components of Viper engines in-house without any further dependence upon outsourced production. We are in the process of obtaining the necessary large CNC machines to enable us to engage in volume commercial production of our V-Twin engine components in early 2007. We already have qualified CNC technicians having broad experience in performing the extensive programming of CNC machines necessary to conduct tasks such as cutting our engine components automatically from raw blocks of billet aluminum.

        We also anticipate that our proprietary Viper engines will provide substantial revenues to us in the large custom motorcycle aftermarket. There is a continual and growing demand for premium V-Twin engines in this aftermarket through multiple marketing channels including dealer sales, catalog sales and website online sales.

Sales and Marketing

        We will sell our motorcycles directly to our authorized Viper dealers. Our dealer network will include well-established, independent full-service dealers offering more than one motorcycle brand. We currently have 17 Viper dealers located primarily in Southern and Midwestern states, all of which are experienced in selling and servicing premium heavyweight V-Twin motorcycles.

        We will continue to recruit additional qualified Viper dealers to attain our goal of having a nationwide distribution network. Our near-term marketing focus will emphasize dealer recruitment in regions of the country where we lack dealer representation.

        Our dealers must maintain full-service departments capable of providing quality V-Twin engine and drivetrain maintenance and repair. They also must be able to perform custom upgrade work on cruisers. Viper dealers enter into a written dealer agreement with us granting them a designated, non-exclusive location to sell Viper motorcycle products. Dealers have the exclusive right to use and display our Viper brand in their respective locations in connection with the sale of our products. They must be responsible for warranty services and general repair and maintenance services, maintain adequate working capital, and conduct material efforts toward promoting and selling Viper products. Dealer agreements are for a one-year term, and expire automatically unless renewed by us and consented to by the dealer.

        We will conduct substantial ongoing marketing activities to support our dealer network and promote Viper products and brands to our customer base and to the general public. Our marketing and promotional efforts will include advertising in selected trade publications and motorcycle magazines, production and publication of sales brochures, technical product documentation, and providing service and operational manuals for dealers and their customers. We also will participate in direct mail promotions to prospective customers, attend leading motorcycle trade shows and conventions, and appear at popular motorcycle rallies and similar events. We also intend to institute material public relations efforts directed toward industry media sources as well as the general investment community.

Dealer Floor Plan Financing

        We have a written agreement with GE Commercial Distribution Finance Corporation (CDF) to provide floor plan financing to Viper dealers. Under this facility, we submit an invoice to CDF describing motorcycles we ship to a dealer if the dealer requests CDF floor plan financing. Provided CDF accepts the transaction, CDF will pay us 96.7% to 100% of the amount invoiced within 15 days of CDF’s receipt of the invoice. We expect that most of our Viper dealers will purchase products from us financed by this CDF floor plan facility. Each Viper dealer must qualify independently with CDF to access this financing, and CDF is only obligated to finance products it has approved on a transactional basis.

        CDF’s obligation to finance dealer purchases of Viper products is also subject to:

•	our delivery of products to the dealer within 30 days of CDF’s acceptance;

•	receipt of a transaction number from CDF; and

•	receipt by CDF of the invoice from us within 10 days of product delivery to the Viper dealer.

        If for any reason CDF deems it necessary to repossess Viper products from a Viper dealer, we must repurchase them from CDF at the greater of the dealer unpaid balance or our original invoice price, regardless of the condition of the merchandise, and we also must pay any repossession expenses incurred by CDF. Our CDF floor plan financing facility may be terminated anytime by CDF or by us upon 30 days written notice to CDF.

Design and Development

        We are committed to a substantial ongoing design and development program to:

•	introduce new Viper motorcycle models on an annual basis;

•	improve and enhance existing Viper models;

•	develop as many parts and components as possible for in-house production toward our goal of reducing production costs and controlling quality; and

•	develop and produce or outsource production of ancillary Viper components and accessories for sale in the large custom cruiser aftermarket.

        We believe our established design and development systems, our professional and motivated personnel, and other development equipment and capabilities will enable us to timely design and develop new Viper products as needed to satisfy the changing needs and tastes of the custom cruiser market. Our design and development operations are conducted primarily through our in-house development and engineering department located in our suburban Minneapolis facility. Since our November 2002 inception through August 31, 2005 we spent approximately $2.5 Million on product research, design and development including capital purchases of equipment.

Manufacturing and Suppliers

        Our manufacturing operations initially will consist of in-house manufacture of certain material motorcycle components, procuring numerous parts and components from third party suppliers, outsourcing the painting of Viper motorcycles, and assembling and testing motorcycles for shipment to our dealers. Certain key components for our motorcycles are being outsourced for production or purchased off-the-shelf from third party vendors located primarily in the United States. We have no written component supply agreements with our suppliers, although alternate sources exist for all components we procure from third party suppliers.

Warranty Policy

        We will provide a standard limited warranty for Viper products primarily covering parts and labor to repair or replace defective motorcycle components. Our warranty will cover unlimited mileage during an effective one-year term. Under our Viper dealer agreements, our dealers will conduct repairs on Viper products under warranty, for which we will reimburse dealers. Warranty repairs and replacements will be provided at no cost to the consumer.

Competition

        The heavyweight motorcycle market is highly competitive, and most of our competitors have substantially greater financial, personnel, development, marketing and other resources than us, which puts us at a competitive disadvantage. Our major competitors have substantially larger sales volumes than we expect to ever realize and in most cases have greater business diversification. Our main competitor is Harley-Davidson, which for years has dominated the custom cruiser segment of the motorcycle marketplace. Other major competitors include Polaris with its Victory motorcycle brand, BMW, Honda, Suzuki, Yamaha, Kawasaki, Moto Guzzi, Ducati and Triumph. Direct competition in the upscale cruiser market includes Big Dog, American IronHorse, Bourget’s Bike Works and others. We also compete with many small companies and sole proprietors who produce custom cruisers on a one-off basis using unbranded components. Due to the steady growth of cruiser-style motorcycles in recent years, we expect to encounter additional new competitors from time to time.

        We believe that the principal competitive factors in our industry are styling, performance, quality, product pricing, durability, consumer preferences, marketing and distribution, brand awareness and the availability of support services. We cannot assure anyone that we will be able to compete successfully against current or future competitors or that the competitive pressures faced by us will not materially harm our operations, business and financial condition.

Intellectual Property

        We hold a registered trademark for our Viper logo, and we have registered for trademark protection for the use of the term Viper in connection with motorcycles and motorcycle products. Although we have not been challenged by any party regarding our use of Viper as a brand name, there is no assurance that we will receive trademark protection from the U.S. Patent and Trademark Office. If we cannot obtain an official registration of the Viper trademark, however, we believe we hold the right to continue using the Viper name and brand as it is now used by us for motorcycle products. We are aware of other users of the marks Viper and Diablo for various products, and there is no assurance one or more of these other users will not challenge our use.

        We regard our development technology and proprietary know-how and assets as being very valuable to us, but we have no patent protection to date. We have prepared and filed certain patents relating to our V-Twin engines and certain other Viper motorcycle components. We do not expect to obtain any significant patent protection, however, and we intend to rely primarily upon a combination of trade secrets and confidentiality agreements to protect our intellectual property.

        There is no assurance that any measures taken by us to protect our intellectual property will be sufficient or that such property will provide us with any competitive advantage. Competitors may be able to copy valuable features of our products or to obtain information we regard as a trade secret. We are currently not aware of any claims of infringement against us regarding our products or intellectual property rights.

Government Regulation

        Motorcycles sold in the United States, European Union countries, Canada and other countries are subject to established environmental emissions regulations and safety standards. Viper motorcycles must be certified by the Environmental Protection Agency (EPA) for compliance with applicable emissions and noise standards and by the California Air Resources Board (CARB) with respect to California’s more stringent emissions regulations. Motorcycles sold in California also are subject to certain tailpipe and evaporative emission requirements unique to California.

        Motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and its rules promulgated and enforced by the National Highway Traffic Safety Administration (NHTSA). This safety act prohibits sale of any new motorcycle failing to conform to NHTSA safety standards, and also provides for remedying safety defects through product recalls. We are also required to recall motorcycles voluntarily if we determine a safety defect exists regarding Viper motorcycles. If the NHTSA or we determine a defect exists requiring a recall, the costs to us of such an event could be very substantial.

        We are in the process of submitting our Viper cruisers and their V-Twin engines to the applicable governmental agencies to satisfy their certification requirements and standards. We expect to incur material ongoing costs to comply with motorcycle safety and emissions requirements. As new laws and regulations are adopted, we will assess their effects on current and future Viper motorcycle products. We expect to spend about $60,000 in 2006 for such compliance.

Employees

        We currently employ 16 persons including our management, development, marketing and administrative personnel. We expect to hire 3-4 assembly personnel in the middle of 2006 when we expect to commence commercial production of Viper cruisers. Other than these additional assembly personnel, we do not anticipate needing any additional personnel during the next twelve months.

DESCRIPTION OF PROPERTY

        The Company currently does not own any real estate. All development, production, marketing and administrative operations of the Company are conducted from its suburban Minneapolis leased facilities of 13,365 square feet. For these facilities, the Company pays monthly rental of $6,106 plus common area maintenance under a lease expiring in June 2006.

        The Company owns considerable development and production equipment, computer and office equipment, and business vehicles, all of which have cost approximately $350,000 since our inception in November 2002.

Purchase of Monticello Facility

        On December 15, 2005, we entered into a Purchase Agreement to acquire a combined headquarters and production facility. This facility is located in Monticello, Minnesota next to the I-94 freeway, approximately 25 miles northwest of Minneapolis, Minnesota.

        This Monticello real estate includes a modern manufacturing building of 32,000 square feet located on 3.76 acres of land, which will contain all of our development, production, marketing and administrative operations and functions for the foreseeable future. This facility is almost three times the size of our current facility. We believe that our future monthly mortgage payments for the Monticello facility will not exceed our current monthly rental payments for our present leased facility.

        The purchase price for the Monticello property is $1,150,000, which we must pay to the current owner by March 1, 2006. We have commenced negotiations to finance this purchase through one or more secured real estate transactions. We believe we will be able to obtain enough financing to cover the entire purchase price through a combination of bank mortgage and local community financing.

MANAGEMENT

        Our directors serve until their successors are elected and shall qualify. Our executive officers are elected by our Board of Directors and serve at the discretion of the directors. There are no family relationships among our directors and executive officers.

Directors, Officers and Promoters

Name	Age	Position
John Lai	42	President, Co-founder and Director
Terry L. Nesbitt	55	Director, Vice President and President of Subsidiary
John R. Silseth II	43	Co-founder and Managing Director of Subsidiary
Jerome Posey	57	Chief Financial Officer
Robert O. Knutson	68	Director and Secretary

JOHN LAI has been a director of the Company since its inception in 2002, and he also serves as Executive Vice President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Since 1992, Mr. Lai has owned and operated Genesis Capital Group, Inc., a provider of corporate development and venture capital consulting. From 1996 to 1998, he was Chief Financial Officer and a director of Buyitnow.com, Inc., an internet retailer.

TERRY L. NESBITT has been a director of the Company since February 2005, and he is also the President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Mr. Nesbitt has been a senior executive of the Company since its inception in 2002, being primarily in charge of all marketing and sales activities and the development of the dealer network for Viper products. During 2001 and most of 2002, Mr. Nesbitt was an independent consultant in the motorcycle industry. Prior to 2001, he served in several key sales management positions over a five-year period with Polaris Industries Inc., including national sales manager for Polaris’ line of Victory V-Twin cruiser motorcycles.

JOHN R. SILSETH II is a co-founder of the Company and has served as Managing Director of Viper Performance Inc., a wholly-owned subsidiary of the Company, since its incorporation in March 2005. Through his wholly-owned company, Racing Partners Management Inc., Mr. Silseth has provided product development consulting and financing services to the Company since its 2002 inception, and he also is a principal shareholder of the Company. Through Racing Partners Management Inc., Mr. Silseth has provided consulting services to various early-stage or start-up businesses during the past ten years.

ROBERT O. KNUTSON has been a director of the Company since February 2005, and he has been Secretary of the Company since its 2002 inception. Mr. Knutson has practiced law in the Minneapolis metropolitan area as a sole practitioner since 1971, and prior thereto he was an associate attorney with the Minneapolis law firm of Dorsey & Whitney.

JEROME POSEY has been the Chief Financial Officer of the company since November 2005. From December 2001 until October 2005, Mr. Posey was Chief Financial Officer and a principal shareholder of Robin Lee’s, Inc., a retailer of collectibles, home décor and greeting cards. From 1997 to November 2001, he was Vice President/Finance and Chief Financial Officer of IntraVantage, Inc., which manufactured and sold a drug delivery device for the dental industry.

Executive Compensation

        The following table sets forth the compensation of our executive officers for fiscal year 2004 ended December 31, 2004:

SUMMARY COMPENSATION TABLE

Name and Positions	Salary ($)	Other ($)	Stock Awards ($)	Securities Underlying Options/SARs (#)
John Lai, President and Treasurer(l)	$72,000	-0-	-0-	-0-
Terry Nesbitt, Vice President and President of Subsidiary(l)(2)	$98,966	$6,000 (3)	$312,500 (2)	-0-
_________________
(1)	In early 2005, Mr. Lai was granted a stock option to purchase 150,000 common shares of the Company exercisable at $2.50 per share over a five-year term, and Mr. Nesbitt was granted a similar option to purchase 125,000 common shares.
(2)	This stock grant to Mr. Nesbitt was for 125,000 shares which were valued at $2.50 per share by the Company at the time of the grant.
(3)	Represents a monthly fuel allowance of $500.

Options/SAR Grants

        We have not issued any SAR grants since our inception. None of the stock options issued by the Company since our inception have been exercised. There were no stock options granted to our executive officers during fiscal year 2004 ended December 31, 2004, nor did any of our executive officers hold any stock options as of the 2004 fiscal year-end.

Compensation of Directors

        We do not have any arrangements to compensate our directors for their services provided to us as a director. Messrs. Lai and Nesbitt are compensated in their positions as executive officers, and Mr. Knutson has been paid legal fees by us from time to time incident to legal services provided to us.

Audit Committee

        We do not have a separate audit committee, and rather our entire Board of Directors acts as our audit committee and performs all functions that may be delegated to an audit committee. Based on our small size and limited financial and other resources, we do not believe it would be cost-effective for us to create an audit committee separate and distinct from our full Board of Directors prior to 2007.

Employment Contracts and Change-in-Control Arrangements

        Except for Terry Nesbitt, the Company has no written employment contracts with its management or other employees. The Company also does not have any change-in-control arrangements with any person.

        Mr. Nesbitt is employed under a three-year written agreement expiring in January 2007, under which he is currently receiving salary of $104,060 plus medical insurance, a monthly fuel expense allowance, a vehicle for business purposes, and reimbursement of reasonable out-of-pocket expenses. If the Company terminates his employment without cause, he would receive severance payments of 75% of his annual compensation payable in equal monthly installments over two years.

LEGAL PROCEEDINGS

        The Company is not a party to any material lawsuit, action or other legal or administrative proceeding, and the Company is not aware of any such threatened legal proceeding. Moreover, none of the property of the Company is subject to any pending or threatened legal proceeding. No director, officer, affiliate or principal shareholder of the Company is a party to any pending or threatened legal proceeding adverse to the Company, nor do any of these persons hold any material interest adverse to the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

        The following table sets forth as of the date of this prospectus, certain information regarding beneficial ownership of the common and preferred stock of the Company by (a) each person or group known by the Company to be the beneficial owner of more than 5% of the outstanding common or preferred stock of the Company, (b) each director and executive officer of the Company, and (c) all directors and executive officers of the Company as a group. Each shareholder named in the below table has sole voting and investment power with respect to shares of common or preferred stock shown in the table. Shares underlying any options or warrants included in the table are all currently exercisable. Unless otherwise indicated, the address of each listed shareholder is 5733 International Parkway, New Hope, Minnesota 55428.

Shareholder	Shares Owned Beneficially	Percent of Class
A. Title of Class – Common Stock
John Lai (l)	665,582	6.6%
Terry L. Nesbitt (2)	425,000	4.1%
Robert O. Knutson (3)	249,353	2.4%
John R. Silseth II	2,065,138	20.4%
David Palmlund III (4)	2,811,698	25.0%
5323 Swiss Avenue
Dallas, TX 75214
Garry Lowenthal (5)	868,916	8.6%
1836 Prior Avenue
Falcon Heights, MN 55113
All directors and officers
as a group (3 persons) (6)	1,289,935	12.4%

B. Title of Class – Preferred Stock
David Palmlund III (7)	740,000	94.5%
_________________
(1)	Includes 150,000 shares underlying an option.
(2)	Includes 125,000 shares underlying an option.
(3)	Includes 75,000 shares underlying an option.
(4)	Includes an aggregate of 395,000 shares underlying warrants, convertible notes and an option, and 740,000 shares underlying his convertible preferred stock.
(5)	Includes 75,000 shares underlying an option.
(6)	Includes 350,000 shares underlying options.
(7)	These preferred shares are convertible into common shares on a one-for-one basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The promoters of the Company are John Lai and John Silseth II. They received a total of 120,000 shares of common stock of the Company, 60,000 shares apiece, in November 2002 incident to their services relating to the initial incorporation and organization of the Company. These shares were valued at $.40 per share at the time of their issuance.

        Following are any material transactions over the past two years between the Company and any of its promoters, directors, executive officers, and principal shareholders:

Private Placements

        In connection with various private placements of common stock, related parties have purchased substantial amounts of the Company’s placements on the same terms as unrelated persons. Related party sales have included a total of 70,000 common shares at $2.00 per share in a June-December 2003 placement, a total of 136,212 common shares at $2.50 per share in a February-March 2005 placement, and a total of 186,937 common shares at $3.90 per share in a June-August 2005 placement.

Loans From Related Parties

        From December 2003 through August 2004, David Palmlund III, a principal shareholder, loaned the Company a total of $2 Million, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this Palmlund debt was outstanding as of December 31, 2004. Except for $150,000 of a Series A Convertible Secured Note, incident to our early 2005 reorganization, Mr. Palmlund converted all of this debt, including accrued interest, at $2.50 per share into 740,000 shares of preferred stock of the Company and 64,635 common shares of the Company. The unconverted Series A Note bears an interest rate of 18% per annum, matures on December 31, 2005, is convertible into common shares at $2.50 per share, and is secured by both tangible and intangible assets of the Company.

        Since its inception, from time to time five other related parties have made substantial cash advances or loans to the Company for working capital purposes. These related party lenders have included an executive officer, two directors and two principal shareholders. For these loans, they received unsecured notes paying interest at 8% per annum. As of December 31, $673,237 of such related party debt was outstanding, including accrued interest. In the early 2005 reorganization of the Company, all of these outstanding 8% notes and their accrued interest were converted into common shares of the Company at $2.50 per share.

Reorganization Debt Conversions

        During its early 2005 reorganization, the Company converted a total of $4,770,879 of outstanding debt and liabilities into its capital stock on the basis of $2.50 per share. These reorganization debt conversions included a total of $3,476,547 owed to related parties, consisting of outstanding loans and interest thereon of $2,694,418, accounts payable and accrued compensation of $344,629, and $437,500 to settle and terminate an employment contract with a former officer.

Consulting Compensation

        During 2003, 2004 and 2005, we paid cash compensation to Racing Partners Management Inc., a corporation wholly owned by John R. Silseth II (a founder and principal shareholder of the Company) for consulting services related to motorcycle development, procurement of third party suppliers, and creation of an assembly manufacturing system. These consulting expenses included $55,000 in 2003, $36,000 in 2004 and $85,000 for the first ten months of 2005.

Common Stock Issued for Services

        In December 2003 the Company issued 25,000 shares of its common stock to Garry Lowenthal, a principal shareholder, for services valued at $2.50 per share or a total of $62,500. Incident thereto, the Company also granted Mr. Lowenthal a stock option to purchase 75,000 common shares at $2.00 per share over a five-year term.

        In December 2004, the Company granted a total of 189,700 shares of its common stock to various employees as additional compensation for past services rendered to the Company based on $2.50 per share, which grants included 125,000 shares issued to Terry Nesbitt, Vice President of the Company. The value of common shares in respect to all stock grants of the Company for services was determined by the Board of Directors of the Company based both on concurrent sales of our common stock to unrelated parties and on the development status of our business at the time of the respective stock grants.

Guarantee of Letter of Credit (LOC)

        In January 2004 (as amended February 8, 2005), the Company obtained a LOC from Compass Bank of Dallas, Texas in the amount of $200,000 in favor of GE Commercial Distribution Finance Corporation in order to secure our floor plan financing facility. This LOC was guaranteed by David Palmlund III, a principal shareholder, who is being paid $3,000 monthly by the Company so long as this guarantee is outstanding.

Production Inventory Financing

        In October 2005, the Company entered into a production inventory financing agreement with David Palmlund III, a principal shareholder, as the Lender. This facility provides us with inventory financing for commercial production up to $800,000. For a description of the material terms of this inventory financing, see “Plan of Operation and Management Analysis of Financial Condition.”

Purchase of Motorcycle Engine Technology

        In March 2005, the Company acquired its motorcycle engine technology and related prototypes from a corporation controlled by related parties of the Company. In this acquisition, the Company issued 2,996,575 shares of its common stock in exchange for these engine development assets. Due to this transaction, four related parties of the Company, Messrs. Palmlund, Silseth, Lai and Lowenthal, acquired an aggregate of 2,401,192 of shares of common stock of the Company. For further information on this transaction, see “Purchase of Engine Development Technology.”

Options and Warrants

        We have issued options from time to time in consideration for financing services or as an incentive to our employees. None of our options or warrants have been exercised. Related parties hold an aggregate of options to purchase 535,000 common shares including 460,000 shares exercisable at $2.50/share for five years and 75,000 exercisable at $2.00/share for five years.

        We also have issued warrants to David Palmlund III for providing us with financing services, which warrants have granted him the right to purchase a total of 225,000 of our common shares exercisable at $2.50 per share for a five-year term.

General

        We believe that each of the above referenced transactions was made on terms no less favorable to us than could have been obtained from an unaffiliated third party.

MARKET PRICES OF COMMON STOCK AND DIVIDEND POLICY

        The Company’s common stock trades and is quoted on the Over-the-Counter (OTC) Pink Sheets Quotation System under the symbol “VPWS.”

        Prior to the March 31, 2005 recapitalization between Viper Powersports Inc. and Viper Motorcycle Inc, there had been no material trading of the common stock of the Company since 2001. Since that recapitalization, the range of high and low bid prices of the Company’s common stock, as reported by Pink Sheets quotation system, are as follows. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Period	High Price(Bid)	Low Price(Bid)
April – June 30, 2005	$7.50	$5.00
July 1 – September 30, 2005	$6.75	$5.00
October 1 – December 31, 2005	$5.75	$3.00

Shareholders

        As of the date of this prospectus, there were 380 shareholders of record holding common stock of the Company.

Dividends

        The Company has never declared or paid any cash dividends on its common stock, and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

        The Company has no established equity compensation plans for the issuance of common stock as payment for employees, consultants or other parties. The Company has utilized its common stock for equity compensation from time to time on a transactional basis. In the future, the Company most likely will establish some type of an equity compensation plan to provide incentive to current or future employees and others material to the Company’s business.

DESCRIPTION OF SECURITIES

        The Company is authorized by its Articles of Incorporation to issue an aggregate of 100,000,000 shares of its common stock, $.001 par value, of which 10,126,375 common shares are outstanding. The Company also is authorized to issue up to 20,000,000 shares of its preferred stock, $.001 par value, of which 783,000 shares are outstanding.

Common Stock

        Shareholders of common stock of the Company are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders of common stock also are entitled to receive dividends if, when and as dividends are declared by the board of directors of the Company. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, satisfying preferred stock rights, and paying any accrued dividends. Shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to common stock of the Company. Holders of common stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares of common and preferred stock of the Company can elect all directors of the Company, if they choose to do so.

Preferred Stock

        Without any further shareholder approval, the board of directors of the Company is authorized to issue up to 20,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions of any preferred shares, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences. Preferred shares may have rights that are senior in material respects to common stock of the Company. Issuance of preferred stock also may have the effect of delaying or preventing a change in control of the Company. Issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to holders of common stock, or could adversely affect the rights and powers, including voting rights, of common stock.

        The board of directors has authorized one class of preferred stock, which is the Series A Preferred Stock of the Company. Series A Preferred Stock includes 783,000 authorized shares, all of which are outstanding. Series A preferred shares have the same voting rights as the common stock of the Company, but cannot vote on any matter as a separate class. These Series A shares also have a cumulative dividend rate of $.20 per share per annum, a liquidation preference of $2.50 per share in regard to common stock, and are convertible into common stock of the Company on a one-for-one basis. Each share of Series A Preferred Stock of the Company was issued in the principal amount of $2.50 per share.

        There is no public trading market for the outstanding preferred shares of the Company.

Stock Transfer Agent

        Interwest Transfer Co. Inc. of Salt Lake City, Utah is the Transfer Agent and Registrar for common stock of the Company. The Company acts as its own transfer agent in regard to any outstanding preferred stock of the Company.

Warrants

        The Company has outstanding warrants to purchase an aggregate of 2,483,639 shares of its common stock, of which warrants for 1,766,135 have three-year terms and the rest have five-year terms. These warrants include warrants for 53,635 shares exercisable at $2.00 per share, warrants for 430,000 shares exercisable at $2.50 per share, warrants for 100,004 shares exercisable at $3.90 per share, warrants for 1,750,000 shares exercisable at $4.60 per share, and warrants for 150,000 shares exercisable at $6.00 per share.

Stock Options

        The Company has outstanding stock options to purchase an aggregate of 857,000 shares of its common stock, all of which have five-year terms. These stock options include options for 75,000 shares exercisable at $2.00 per share and options for 782,000 shares exercisable at $2.50 per share.

EXPERTS

        The audited financial statements included in this prospectus have been included in reliance on the report of Child, Sullivan & Company, PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Robert O. Knutson, Attorney at Law, Eden Prairie, Minnesota, who also is a shareholder, director and secretary of our company.

AVAILABLE INFORMATION

        For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other statement filed with the Securities and Exchange Commission as an exhibit, or otherwise, and each such statement is qualified by and subject to such reference in all respects.

        Reports, registration statements, proxy and information statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference room maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Securities and Exchange Commission maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, registration statements, proxy and information statements and other information. You may obtain information on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

Viper Powersports, Inc.
(A Development Stage Company)

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037                                           PHONE: (801) 927-1337   FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Viper Powersports, Inc.
New Hope, Minnesota

We have audited the accompanying consolidated balance sheets of Viper Powersports, Inc. (a development stage company) and subsidiaries as of August 31, 2005 and December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viper Powersports, Inc. and subsidiaries as of August 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company
Kaysville, Utah
November 8, 2005

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Balance Sheets

	August 31, 2005	December 31, 2004
Assets

Current Assets:
Cash	$2,107,662	$36
Accounts receivable	394	9,410
Inventory and supplies	188,694	284,073

Total Current Assets	2,296,750	293,519

Fixed Assets:
Office & computer equipment	109,508	101,490
Manufacturing and development equipment	224,557	222,707
Vehicles	53,278	53,278
Leasehold improvements	38,770	38,770
Accumulated depreciation	(138,552)	(81,022)

Total Fixed Assets	287,561	335,223

Other Assets:
Engine development costs	7,341,438	—
Rental deposit and other	49,342	66,289

Total Other Assets	7,390,780	66,289

Total Assets	$9,975,091	$695,031

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities:
Checks in excess of bank balance	$—	$18,515
Accounts payable	67,884	1,362,351
Accrued liabilities	40,936	639,058
Shareholder note	150,000	152,000
Current portion of capital lease	13,500	13,500

Total Current Liabilities	272,320	2,185,424

Long-Term Liabilities:
Capital lease, less current portion	45,307	53,641
Shareholder notes converted into common stock	—	2,916,323

Total Long-Term Liabilities	45,307	2,969,964

Total Liabilities	317,627	5,155,388

Stockholders’ Equity (Deficit):
Preferred stock, $.001 par value; authorized 20,000,000 shares;
783,000 issued and outstanding at August 31, 2005 and
None issued and outstanding at December 31, 2004	783	—

Common Stock, $.001 par value; authorized 100,000,000 shares;
10,126,375 issued and outstanding at August 31, 2005 and
3,951,183 issued and outstanding at December 31, 2004	10,126	3,951
Paid in Capital	22,294,360	4,641,247
Accumulated deficit during the development stage	(12,647,805)	(9,105,555)

Total Stockholders’ Equity (Deficit)	9,657,464	(4,460,357)

Total Liabilities and Stockholders’ Equity (Deficit)	$9,975,091	$695,031

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Operations

	Eight months ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception November 18, 2002 through 8/31/2005
Revenue	$756	$591,760	$49,192	$641,708
Cost of revenue	854	473,847	26,876	501,577

Gross profit	(98)	117,913	22,316	140,131

Operating Expenses:
Research and development costs	384,008	1,217,705	546,722	2,230,922
Selling, general and administrative	3,027,193	4,543,867	2,548,289	10,381,474

	3,411,201	5,761,572	3,095,011	12,612,396

Loss from operations	(3,411,299)	(5,643,659)	(3,072,695)	(12,472,265)

Other (expenses) income:
Interest expense	(153,368)	(133,149)	(27,040)	(313,557)
Other income	22,417	15,600	100,000	138,017

Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Net Loss Per Common Share

(Basic and diluted)	$(0.65)	$(1.78)	$(1.22)

Weighted Average Shares of

Common Stock Outstanding	5,452,222	3,245,000	2,464,712

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)
For the Period from November 18, 2002 (Inception) to August 31, 2005

Activity	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-In Capital	Accumulated Deficit	Stockholders’ Equity (Deficit) Total

BALANCE at November 18, 2002 (inception)	—	$—	—	$—	$—	$—	$—
Common stock for services and accounts payable – $.40/share	—	—	425,000	170,000	—	—	170,000
Common stock for cash at $.40/share	—	—	294,478	117,791	—	—	117,791
Net Loss from inception through December 31, 2002	—	—	—	—	—	(344,612)	(344,612)

Balances at December 31, 2002	—	—	719,478	287,791	—	(344,612)	(56,821)

Common stock for services at $.40 to $1.00/share	—	—	1,219,250	1,095,500	—	—	1,095,500
Common stock for cash at $.40/share	—	—	855,522	342,209	—	—	342,209
Common stock for services and accounts payable at $2.00/share	—	—	42,500	85,000	—	—	85,000
Common stock for cash at $2.00 per share net of issuance costs	—	—	457,399	884,549	—	—	884,549
Value of warrants issued with convertible debt	—	—	—	110,168	—	—	110,168
Net loss for year ended December 31, 2003	—	—	—	—	—	(2,999,735)	(2,999,735)

Balances at December 31, 2003	—	—	3,294,149	2,805,217	—	(3,344,347)	(539,130)

Value of warrants issued with convertible debt	—	—	—	22,033	—	—	22,033
Common stock for cash at $2.50/share	—	—	98,000	245,000	—	—	245,000
Common stock for services and software at $2.50/share	—	—	61,000	152,500	—	—	152,500
Common stock for employement agreement services at $2.50/share	—	—	175,000	437,500	—	—	437,500
Common stock issued with May 2004 Notes at $2.50/share	—	—	133,334	333,335	—	—	333,335
Common stock grants to employees at $2.50/share	—	—	189,700	474,250	—	—	474,250
Value of warrants and options issued for services	—	—	—	175,363	—	—	175,363
Net loss for year ended December 31, 2004	—	—	—	—	—	(5,761,208)	(5,761,208)

Balances at December 31, 2004	—	—	3,951,183	4,645,198	—	(9,105,555)	(4,460,357)

Common stock for cash at $2.50/share	—	—	305,212	763,030	—	—	763,030
Common stock for payables and debt converted at $2.50/share	—	—	1,125,354	2,813,379	—	—	2,813,379
Preferred stock for outstanding debt converted at $2.50/share	783,000	1,957,500	—	—	—	—	1,957,500
Value of warrants and options issued for services	—	—	—	497,700	—	—	497,700
Common stock for engine development technology (Note 3)	—	—	2,996,575	7,491,437	—	—	7,491,437
Recapitalization from March 31, 2005 reverse merger (Note 4)	—	(1,956,717)	613,093	(16,201,753)	18,158,470	—	—
Common stock for cash at $3.90/share, net of offering costs of $513,124	—	—	1,000,038	1,000	3,386,025	—	3,387,025
Common stock to Cornell Capital Partners, LP issued for SEDA equity agreement	—	—	134,920	135	749,865	—	750,000
Net loss for the eight months ended August 31, 2005	—	—	—	—	—	(3,542,250)	(3,542,250)

Balances at August 31, 2005	783,000	$783	10,126,375	$10,126	$22,294,360	$(12,647,805)	$9,657,464

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows

	Eight months Ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception (November 18, 2002) to August 31, 2005

Cash Flows Used in Operating Activities:
Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Expenses not Requiring an Outlay of Cash:
Depreciation	57,530	69,069	11,953	138,552
Common stock and warrants issued for compensation and expenses	1,247,700	1,524,981	1,145,500	3,946,249

Net Cash Used in Operations	(2,237,020)	(4,167,158)	(1,842,282)	(8,563,004)

Changes to Operating Assets and Liabilities:
Decrease (Increase) in accounts receivable	9,016	(9,410)	—	(394)
Decrease (Increase) in supplies and prepaids	95,379	186,437	(289,031)	(188,694)
Decrease (Increase) in rental deposits and other	16,947	(12,500)	(18,538)	(14,091)
Increase (decrease) in accounts payable	(25,768)	1,050,070	442,328	67,884
Increase (decrease) in accrued liabilities	(44,601)	367,498	144,585	40,936

Cash Flows Used in Operating Activities	(2,186,047)	(2,585,063)	(1,562,938)	(8,657,363)

Cash Flows Used in Investing Activities:
Funding from Thor Performance for engine development	150,000	—	—	150,000
Purchase of intellectual property	—	(35,251)	—	(35,251)
Purchase of fixed assets	(9,868)	(193,178)	(267,895)	(426,113)

Cash Flows Used in Investing Activities	140,132	(228,429)	(267,895)	(311,364)

Cash Flows from Financing Activities:
Net proceeds from sale of stock	4,150,055	245,000	1,226,758	5,957,104
Checks in excess of bank balance (reduction)	(18,515)	(42,053)	—	—
Stockholder loan and capital lease payments	(570,999)	(67,955)	—	(638,954)
Loans from stockholders	593,000	2,282,190	978,851	5,758,239

Cash Flows from Financing Activities	4,153,541	2,417,182	2,205,609	11,076,389

Net Increase (decrease) in Cash	2,107,626	(396,310)	374,776	2,107,662

Cash at Beginning of Period	36	396,346	21,570	—

Cash at End of Period	$2,107,662	$36	$396,346	$2,107,662

Supplemental Non-Cash Financing Activities and Cash Flow Information:

Common Stock issued for accounts payable (expenses)	$1,268,698	$20,000	$35,000	$1,323,698

Common Stock issued for accrued liabilities (expenses)	$553,521	$—	$—	$553,521

Preferred Stock issued for Debt	$1,957,500	$—	$—	$1,957,500

Common Stock issued for Debt	$991,160	$110,168	$—	$1,101,328

Common Stock issued for software (assets)	$—	$50,000	$—	$50,000

Common Stock Issued for Engine Development Technology
and engine development obligation of $ 150,000	$7,491,437	$—	—	$7,341,437

Equipment Acquired via capital lease	$—	$72,596	—	$72,596

Stock Warrants Issued with Convertible Debt	$110,168	$22,033	—	$132,201

Interest Paid	$—	$142,938	$13,746	$156,684

Income Taxes Paid	$—	$—	$—	$—

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viper Powersports Inc. was incorporated in Nevada in 1980 under a different name, and was inactive for years. On March 31, 2005 the Company was recapitalized through a merger with Viper Motorcycle Company, a Minnesota corporation. The former shareholders of Viper Motorcycle Company acquired 93.5% of the capital stock of Viper Powersports Inc. in exchange for all of the capital stock of Viper Motorcycle Company. This transaction was effected as a reverse merger for financial statement and operational purposes, and accordingly Viper Powersports Inc. regards its inception as being the incorporation of Viper Motorcycle Company on November 18, 2002. (See Note 4 — Recapitalization). Upon completion of this reverse merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc.

The stock exchange in this reverse merger was effected on a one-for-one basis, resulting in each shareholder of Viper Motorcycle Company receiving the same number and type of capital stock of Viper Powersports Inc. which they held in Viper Motorcycle Company prior to the merger.

Viper Performance Inc., also a wholly-owned subsidiary of Viper Powersports Inc., was incorporated in Minnesota in March 2005 for the purpose of receiving and holding engine development technology and related assets acquired by Viper Powersports Inc. These assets were acquired from Thor Performance Inc., a Minnesota corporation in March 2005 in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. (See Note 3 — Purchase of Engine Development Technology.)

As used herein, the term “the Company” refers to “Viper Powersports Inc.”, and its wholly-owned subsidiaries, unless the context indicates otherwise.

The Company is a development stage company engaged in design and development of premium V-Twin cruiser motorcycles. The Company has sold its capital stock and debt securities in various private placements to fund its development, marketing and other operations. The Company also has issued substantial shares of its common stock to compensate officers and other employees, consultants, and vendors, and to satisfy outstanding debt and other obligations. The Company continues to rely upon loans and sales of its equity securities to fund current operations. The Company’s executive and administrative offices, and its engineering and development operations, are located in a 13,365 square foot facility in suburban Minneapolis, Minnesota.

Principles of Consolidation – The consolidated financial statements include the accounts of Viper Powersports Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Conversions – During early 2005, Viper Motorcycle Company substantially reorganized its financial position by converting a total of $4,770,879 of its debt, including accounts payable and accrued liabilities and loans, into capital stock of the Company on the basis of $2.50 per share. Outstanding debt in the amount of $2,813,379 was converted into 1,125,354 shares of common stock and $1,957,500 was converted into 783,000 shares of preferred stock.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share – Basic and diluted net loss per common share is computed using the net loss applicable to common shareholders and the weighted average number of shares of common stock outstanding. Diluted net loss per common share does not differ from basic net loss per common share since potential shares of common stock from conversion of debt and the exercise of warrants and options are anti-dilutive for all periods presented.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Demonstration motorcycles are stated at manufacturing cost and reserves are recorded to state the demonstration motorcycles at net realizable value. The Company reviews inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess are appropriately reserved.

Property and Equipment – Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long Lived Assets – The Company reviews long-lived assets for impairment annually or more frequently if the occurrence of events or changes in circumstances indicates that the carrying amount of the assets may not be fully recoverable or the useful lives of the assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to future net undiscounted cash flows. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition – The Company conducts its sales through a network of independent dealers, and the Company recognizes revenue for sales to dealers after the following has taken place:

* Motorcycles are delivered, which is at the time they are shipped;

* Title of the motorcycle passes to the dealer, generally at the time of shipment;

* Collection of the relevant receivable is probable;

* Persuasive evidence of an arrangement exists; and

* The sales price is fixed or determinable.

The Company’s dealer agreement provides that the dealer has no right of return unless the Company authorizes the return.

Warranty – The Company provides warranty coverage for its motorcycles with unlimited miles within a one year period from date of purchase, including parts and labor necessary to repair the motorcycle during the warranty period.

A provision for the costs related to warranty expense will be recorded as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost will be based on industry averages and the stage of production life cycle of the Company’s motorcycles. The warranty reserve will be evaluated on an ongoing basis to ensure its adequacy.

Research and Development – Research and development costs are expensed as incurred. Assets that are required for research and development activities, and have alternative future uses, in addition to its current use, are included in equipment and depreciated over their estimated useful lives. Research and development costs consist primarily of salaries and other compensation for development and engineering personnel, contract engineering and development costs for outsourced projects, equipment and material costs for development activities, and expenses for regulatory compliance and certifications.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred income taxes, if any, are recognized for the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes, if any, will be recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income. A valuation allowance is recorded to reduce the deferred tax assets to the amounts believed to be realizable. Due to the uncertainty regarding the Company’s future profitability, the future tax benefits of its losses have been fully reserved and no net tax benefit has been recorded in these financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments – The carrying values of balance sheet financial instruments approximates their fair values as the debt and assets were incurred and acquired recently. These financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, notes payables and indebtedness to related parties. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Stock Options and Stock Based Compensation – The Company has elected to expense options granted to its employees under the provisions of SFAS 123 (Accounting for Stock-Based Compensation) with respect to employee stock options. There were no options issued from inception through December 31, 2003.

The fair values of the employee stock options granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $29,863 and $497,700 respectively. The fair values of these option grants were determined using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.25%, an expected life of five years, 18% volatility, and no expected dividend yield.

The Company also issued common stock for services to employees, certain contractors and financing companies. As such, common stock granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $1,301,783 and $749,865 respectively.

The Company accounts for equity instruments issued to non-employees for services and goods under SFAS 123; EITF 96-18 (Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services); and EITF 00-18 (Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to other than Employees.) Generally, the equity instruments issued for services or goods are for common shares or common stock purchase warrants. These shares or warrants are fully vested, non-forfeitable and fully paid or exercisable at the date of grant and require no future performance commitment by the recipient. The Company expenses the fair market value of these securities over the period in which the Company receives the related services.

Dealer Floor Plan Financing – In May 2003, the Company entered into a floor plan financing agreement with GE Commercial Distribution Finance Corporation (CDF) to establish a financing facility for the Company’s independent dealers. Under this agreement, the Company submits an invoice to CDF describing the merchandise it ships to a dealer when the dealer requests floor plan financing from CDF. If CDF accepts the obligation to finance the merchandise, CDF pays the Company 97.6% to 100% of the amount invoiced. The Company must provide to CDF certain covenants when invoices are submitted for floor plan financing, relating to the bona fide nature of the order, title and saleability of the merchandise being financed.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dealer Floor Plan Financing (Continued) – Dealers of the Company also must each qualify independently with CDF to obtain financing through this facility, and CDF must accept each financing transaction prior to CDF being obligated to finance the merchandise. CDF’s obligation is also subject to certain conditions including delivery of the merchandise by the Company to the dealer within 30 days of CDF’s acceptance, receipt by CDF of the invoice within 10 days shipment to the dealer, and no revocation of CDF’s acceptance prior to shipment of the merchandise.

If CDF deems it necessary to repossess any merchandise financed by CDF, the Company must repurchase the merchandise from CDF at the greater of the unpaid balance on such merchandise or the Company’s original invoice price, regardless of the condition of the merchandise. The Company also must pay any expenses incurred by CDF relating to any repossession.

Either party upon 30 days written notice may terminate the Company’s floor plan financing facility with CDF anytime, and CDF may terminate the agreement anytime upon an event of default by the Company.

2.    EQUITY FINANCING AGREEMENTS

The Company incurred a net loss of $3,542,250, $5,761,208 and $12,647,805, for the eight month period ending August 31, 2005, the year ending December 31, 2004 and the period from inception (November 18, 2002) through August 31, 2005, respectively. Viper produced 25 motorcycles in 2004 as a “Development Stage Company” while producing only one bike per dealer (considered a “one-time” R&D production on the new bike).  The current business plan is to commence commercial production in the second quarter 2006.  No additional capital infusion will be required to start commercial production of motorcycles and engines.

The Company has completed the following financing transactions to fund the anticipated cash flow shortfall. On August 31, 2005 the Company completed a private placement of 1,000,038 shares at $3.90 per share resulting in net proceeds to the Company of $3,387,205. On August 26, 2005 the Company also entered into an agreement with Cornell Capital Partners, LP for a Standby Equity Distribution Agreement (“SEDA”) which enables the Company to draw down up to $500,000 per equity request, every five days. This equity capital infusion allows the Company to sell up to $15,000,000 in equity over a 24 month period. The Company must register its Common Stock under a registration statement with the Securities and Exchange Commission prior to the agreement becoming effective. Cornell will receive cash compensation of 4% of the gross proceeds of each stock sale made by the Company under this SEDA facility.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2.    EQUITY FINANCING AGREEMENTS (Continued)

To obtain this SEDA facility, the Company issued 133,333 shares of its common stock to Cornell and also granted Cornell stock purchase warrants to purchase 1,750,000 common shares of the Company exercisable over a three-year period at $4.60 per share. The Company also issued 1,587 shares of its Common stock to Monitor Capital, Inc, who acted as Placement Agent for the SEDA facility.

3.    PURCHASE OF ENGINE DEVELOPMENT TECHNOLOGY

Effective March 31, 2005, Viper Powersports Inc., acquired substantial motorcycle engine technology and related assets from Thor Performance Inc., a Minnesota corporation. These assets were acquired in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. issued to Thor Performance, Inc. The Company valued the engine development technology at $2.50 per share and capitalized $7,341,437 for the value of the motorcycle engine development. This motorcycle development was designed and developed over the past 6 to 7 years by Melling Consultancy Design (MCD), an engine development firm based in the United Kingdom, which has previously designed both motorcycle and auto racing engines.

Motorcycle development technology acquired from Thor Performance Inc. includes designs and prototypes for various V-Twins and other motorcycle engines and other components, and a $150,000 commitment by Thor Performance Inc. to fund the completion of certain development in progress being conducted by MCD, which commitment has been fulfilled. The Company had an independent appraisal of the engine development technology conducted which, under the income methodology approach, valued the engine development technology at $19,616,400.

In accordance with SFAS 2, Accounting for Research and Development Costs, and SFAS 142, Goodwill and Other Intangible Assets, the Company’s policy is to capitalize costs incurred in connection with the purchase, from outside parties, of new engine development technology. Any internally developed technology would be classified as research and development, and would be immediately expensed. During 2005 the Company capitalized $ 7,341,437 of motorcycle engine development cost. The Company’s policy is to depreciate the cost capitalized in connection with developing engine technology on a straight line basis over 10 years.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

4.    RECAPITALIZATION

On March 31, 2005 Viper Powersports Inc. was merged with Viper Motorcycle Company pursuant to a merger agreement dated March 11, 2005. Upon consummation of this merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc. Prior to the merger Viper Powersports Inc. was an inactive publicly-held company.

Immediately after completion of the merger, the former stockholders of Viper Motorcycle Company owned 93.5% of the outstanding shares of capital stock of Viper Powersports Inc. Accordingly, this transaction constituted a reverse merger which is regarded as if Viper Motorcycle Company had acquired Viper Powersports Inc. These financial statements present operations of Viper Motorcycle Company from its inception on November 18, 2002, and do not include any prior operations of Viper Powersports Inc.

For accounting and financial reporting purposes, this reverse merger was treated as a recapitalization of Viper Powersports Inc. Viper Powersports Inc. had no assets or liabilities and no business other than the search for a suitable merger target, and accordingly its book value has been stated at zero on the recapitalized balance sheet.

Pursuant to the one-for-one share exchange basis of this merger, the stockholders of Viper Motorcycle Company exchanged all of their capital stock for a like amount and type of capital stock of Viper Powersports Inc. Preferred stockholders of Viper Motorcycle Company acquired a total of 783,000 shares of preferred stock of Viper Powersports Inc., which preferred shares are convertible into common shares on a one-for-one basis.

Additionally under this reverse merger, all outstanding options and warrants to purchase common stock of Viper Motorcycle Company were converted into like options and warrants to purchase common stock of Viper Powersports Inc.

5.    RELATED PARTY TRANSACTIONS

Since inception, the Company has entered into many transactions with related parties consisting of officers, directors and beneficial owners of more than 10% of its common stock, including the following:

Debt Conversions – Incident to reorganizing the Company during January-March 2005, outstanding debt of the Company in the aggregate amount of $4,770,879 was converted into capital stock of the Company based on $2.50 per share. These debt conversions included $3,476,547 owed to related parties, consisting of $2,694,418 in outstanding loans and interest thereon, accrued compensation and accounts payable of $344,629, and $437,500 to settle and terminate an employment contract with a former officer.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Thor Performance, Inc. – Effective March 31, 2005 the Company acquired substantial motorcycle and engine development technology and related assets from Thor Performance, Inc. in exchange for 2,996,575 shares of common stock of the Company valued at $2.50 per share. (See Note 3). Due to this transaction, related parties of the Company beneficially acquired 2,401,192 common shares of the total issued for Thor Performance, Inc.

Common Stock Issued for Services – In December 2004, the Company granted a total of 189,700 shares of its common stock, valued at $2.50 per share, to employees as additional compensation for 2004. These common shares were fully vested and fully paid upon their grant, and included 125,000 shares granted to the President of Viper Motorcycle Company.

Prior to December 2004, the Company had issued other stock grants from time to time for services from both related and unrelated parties. These transactions included stock grants to related parties in November 2002 to March 2003 of 411,250 common shares of $.40 per share, in May 2003 of 822,500 common shares at $1.00 per share, in December 2003 of 42,500 common shares at $2.00 per share, and in May 2004 of 16,000 common shares at $2.50 per share.

The value of common shares issued in all stock grants to related parties for services was determined by the Company’s Board of Directors based on concurrent sales of the Company’s common stock to unrelated parties as well as the development status of the Company’s business at the time of these stock grants.

Private Placements – In connection with various private placements of the Company’s common stock since inception, related parties have purchased its common stock on the same terms under which unrelated parties have participated in these placements. Sales to related parties in private placements has included a total of 504,750 common shares at $.40 per share in a placement from November 2002 to March 2003 a total of 70,000 common shares at $2.00 per share in a June to December 2003 placement, and a total of 40,212 common shares at $2.50 per share in a February to March 2005 placement.

Indebtedness to Related Parties – From December 2003 to August 2004, David Palmlund III (a principal shareholder) loaned a total of $2,000,000 to the Company, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this debt was outstanding as of December 31, 2004. In March 2005, except for $150,000 of a Series A Convertible Secured Note, Mr. Palmlund converted all of his debt, including accrued interest, into 740,000 shares of preferred stock of the Company and 64,635 shares of common stock of the Company, all based on the share price of $2.50. The unconverted $150,000 Series A Note bears an interest rate of 18% per annum, and is convertible into common shares of the Company on the basis of $2.50 per share. The Series A note matures on September 30, 2005. This Series A Note is also secured by tangible and intangible assets of the Company.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Indebtedness to Related Parties (Continued) – Five other related parties, including an officer, two directors, and two principal shareholders have made substantial cash advances or working capital loans to the Company from time to time since its inception. They have received unsecured 8% notes for these advances and loans. As of December 31, 2004 $673,237 of these 8% notes was outstanding, including accrued interest. In February to March 2005, all outstanding 8% notes of the Company, including accrued interest thereon, were converted into shares of common stock of the Company based the price of $2.50 per share.

Guarantee of Letter of Credit – In January 2004 (as amended February 8, 2005), the Company obtained a $200,000 Letter of Credit from Compass Bank of Dallas Texas in favor of GE Commercial Distribution Finance Corporation. This Letter of Credit also was guaranteed by David Palmlund III, who is being paid $3,000 per month as long as the guarantee is outstanding.

Consulting Compensation – During 2003 and 2004, the Company paid compensation to a principal shareholder for consulting services related to motorcycle production development and creation of an assembly manufacturing system. These consulting expenses included $55,000 in 2003 and $36,000 in 2004.

Employment Agreement – In January 2004, the Company entered into a 3-year employment agreement with Terry Nesbitt to pay him an annual salary on the basis of $94,600 until April 2004 and thereafter on an annual basis of $104,060. This agreement also provided for him to be paid total bonuses of $25,000 in 2004. The agreement also obligates the Company to provide his medical insurance, a monthly fuel expense allowance, a vehicle for his travel purposes, and reimbursement of his reasonable out-of-pocket expenses. Mr. Nesbitt’s agreement also provides that if his employment is terminated without cause, he will receive a cash severance payment equal to 75% of his annual compensation for 24 months.

Settlement of Employment Contract – In January 2005 the Company issued a total of 175,000 shares of common stock expensed on a per share price of $2.50, for the termination of an officer’s employment contract.

6.    COMMON STOCK WARRANTS AND OPTIONS

The Company has issued warrants to purchase a total of 2,383,639 shares of its common stock, and also has granted options to purchase a total of 857,000 of its common shares.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

6.    COMMON STOCK WARRANTS AND OPTIONS (Continued)

Warrants – Outstanding warrants of the Company to purchase 53,635 common shares at a price of $2.00 per share have three-year terms, expiring from June 2006 to January 2007; outstanding warrants to purchase 330,000 common shares at the price of $2.50 per share have five-year terms, expiring from December 2008 to March 2010; outstanding warrants to purchase 150,000 common shares at a price of $6.00 per share have a five-year term expiring in January 2010; outstanding warrants to purchase 1,750,000 common shares at a price of $4.60 per share have a three-year term expiring August 2008; and outstanding warrants to purchase 100,004 common shares at a price of $3.90 per share have a five year term expiring August 2010. Related parties hold warrants to purchase 262,500 of these warrant shares, with the other warrants being held by persons who have provided financial or consulting services to the Company. No warrants issued by the Company have been exercised so far.

Stock Options – Outstanding stock options all have five-year terms expiring from January 2009 to January 2010. They consist of options to purchase 782,000 common shares at a price of $2.50 per share and an option to purchase 75,000 common shares at a price of $2.00 per share. Related parties hold options to purchase 572,000 common shares, and the balance of options to purchase 285,000 common shares are held by current and former employees and directors of the Company. No stock options granted by the Company have been exercised so far.

VIPER POWERSPORTS, INC.
COMMON STOCK WARRANTS & OPTIONS

	Options		Warrants
	8/31/2005	12/31/2004	8/31/2005	12/31/2004

Beg Bal	165,000	—	283,635	116,135

Issued	692,000	165,000	2,100,004	167,500

Exercised	—	—	—	—

Cancelled	—	—	—	—

End Bal	857,000	165,000	2,383,639	283,635

Exercisable	857,000	165,000	2,383,639	283,635

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about Viper Powersports Inc. except the information or representations contained in this Prospectus. You should not rely on any additional information or representation if made.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

*	except the common stock offered hereby;

*	in any jurisdiction in which the offer or solicitation is not authorized;

*	in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;

*	to any person to whom it is unlawful to make the offer or solicitation; or

*	to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this prospectus or any accompanying sale does not imply that:

*	there have been no changes in the affairs of Viper Powersports Inc. after the date of this prospectus; or

*	the information contained in this prospectus is correct after the date of this prospectus.

PROSPECTUS

5,984,962 Shares of Common Stock

VIPER POWERSPORTS INC.

January     , 2006

Until                               , 2006, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers

        The Nevada Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits or other proceedings where the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in the Company’s best interest and the officer or director is a party by reason of his or her status with the Company, unless the officer or director was found negligent or conducting misconduct in the performance of duty.

        Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors and officers under Nevada law or otherwise, the Company understands that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.    Other Expenses of Issuance and Distribution(l)

SEC Registration Fee(2)	$2,882
Transfer Agent Expenses(2)	$2,000
Printing Expenses(2)	$3,000
Accounting Expenses(2)	$6,000
Legal Expenses(2)	$15,000
Miscellaneous Expenses(2)	$6,118

Total	$35,000

_________________
(1)	No portion of these expenses will be borne by selling stockholders
(2)	Estimated

Item 26.    Recent Sales of Unregistered Securities

Securities Issued For Cash

From November 2002 through April 2003, the Company conducted a private placement of its common stock to a limited number of accredited investors and sold 1,150,000 shares at $.40 per share for gross proceeds of $460,000. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933.

From July 2003 through December 2003, the Company conducted a private placement of its common stock to a limited number of accredited investors and sold a total of 457,399 shares at $2.00 per share for gross proceeds of $914,798. These shares were offered by Lane Capital Markets acting as Placement Agent, which received $30,200 as a brokerage commission in this private offering. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933.

From December 2003 through January 2004, the Company conducted a private placement and sold $550,000 principal amount of its Series A 16% Convertible Secured Notes to three accredited investors. One of these investors was David W. Palmlund III, an affiliate and principal shareholder of the Company, who purchased $500,000 of these Series A Notes. In connection with the placement of these Series A Notes, the investors were also issued a total of 150,000 five-year common stock purchase warrants to purchase 150,000 common shares of the Company at an exercise price of $2.50 per share. Based on the manner of sale and representations of the three investors, the Company believes that this issuance of Series A Notes was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

From January 2004 to May 2004, the Company conducted a private placement and sold 98,000 shares of its common stock to a limited number of accredited investors at $2.50 per share for total proceeds of $245,000. Based on the manner of sale and representation of the investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933.

In February 2004, the Company issued and sold a Series B 18% Bridge Note in the principal amount of $500,000 to David W. Palmlund III. Based on the manner of sale and representations of Mr. Palmlund, the Company believes that this issuance of Series B Bridge Note was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

In June 2004, the Company issued and sold a Series D 18% Note in the principal amount of $233,500 to David W. Palmlund III. Based on the manner of sale and representations of Mr. Palmlund, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

In June 2004, the Company also issued and sold two notes in the principal amount of $300,000 each, a total of $600,000, to David Palmlund III and RFJM Partners LLC, both accredited investors. In connection with issuance of these Notes, the Company also issued each of the two investors 66,667 shares of common stock of the Company. Based on the manner of sale and representations of these two investors, the Company believes that these related issuances consisted of a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

From February 2005 through May 2005, the Company conducted a private placement of its common stock to a limited number of accredited investors and sold a total of 305,212 shares of its common stock at $2.50 per share for total proceeds of $763,030. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

From July 2005 through August 2005 the Company conducted a private placement of its common stock to a limited number of accredited investors and sold a total of 1,000,038 shares at $3.90 per share for gross proceeds of $3,900,149. These shares were offered by Bathgate Capital Partners, LLC acting as Placement Agent, which received a total of $513,124 from the offering for brokerage commissions and other expenses of the offering. Based on the manner of sale and representations of the investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

All of the investors receiving securities of the Company in the foregoing transactions received legended certificates or notes for such securities which clearly stated the securities could not be resold, transferred or otherwise disposed of without either being registered under applicable securities laws or exempt from registration under a satisfactory securities exemption.

Securities Issued for Services or Payables

In November-December 2002, the Company issued a total of 425,000 shares of its common stock to various key persons involved with the organization and start-up operations of the Company relating to services valued in the aggregate at $170,000, or $.40 per share. All of these persons were accredited investors, and the services provided by them included professional services involved with the incorporation and organization of the Company, services relating to the initial design and development of the Company’s products, trademark related services, and numerous negotiation services to obtain vendors and suppliers to provide motorcycle components for future production of the Company’s products, and financial services related to obtaining working capital.

In March 2003, the Company issued a total of 206,250 shares of its common stock to various key persons who had provided professional, management, development and financial services to the Company during the first quarter of 2003, which services were valued at an aggregate of $82,500 or $.40 per share. All of these key persons were accredited investors. Additionally, in May 2003 the Company issued an additional total of 1,013,000 shares of its common stock to some of these key persons for services valued at $1,013,000 or $1.00 per share, which services consisted of management, professional, and financial services including commitments for significant lines of credit to finance working capital.

In December 2003, the Company issued 42,500 shares of its capital stock to two persons for services valued at $85,000 or $2.00 per share, both of the persons being accredited investors. Of this issuance, 17,500 shares were issued to William Eisner in satisfaction of his outstanding account payable, and the remaining 25,000 shares were issued to Garry Lowenthal for his agreeing to become employed by the Company. Mr. Lowenthal also received an option in connection with his hiring for the purchase of 75,000 shares of common stock of the Company over a five-year term at an exercise price of $2.00 per share.

In January 2004, the Company issued common stock purchase warrants to two persons for the purchase of a total of 53,635 common shares of the Company at $2.00 per share, both of which persons were accredited investors. This warrant issuance included a five-year warrant to purchase 37,500 shares granted to Donald Shiff for financial services provided by him to the Company, and a three-year warrant to purchase 16,135 shares granted to Lane Capital Markets for services related to their being the Placement Agent in a private placement of the Company.

During March-April 2004, the Company issued 61,000 shares of its common stock to three persons valued at $152,500 or $2.50 per share for services or property provided to the Company, all of which persons were accredited investors. Of this issuance, 16,000 shares were issued to Nonbox, Inc. for providing brand management services to the Company, 20,000 shares were issued to MSGi Corp for software services and assets, and 25,000 shares were issued to Jeffrey Wright for marketing efforts while representing the Company. In connection with Mr. Wright’s marketing services, we also granted him a warrant to purchase 80,000 shares of our common stock over a five-year term at $2.50 per share.

In March 2004, the Company also granted to its directors stock options for their service as members of the board of directors, which options provided for an aggregate purchase of 15,000 shares of common stock of the Company over a five-year period at an exercise price of $2.50 per share.

In December 2004 the Company issued 175,000 shares of its common stock to a former executive officer valued at $437,500 or $2.50 per share who was an accredited investor, of which 100,000 shares were for his agreeing to be employed by the Company during 2004 and the remainder of 75,000 shares was in settlement of his employment contract which was terminated by mutual consent of both parties thereto.

In December 2004, the Company also issued a total of 189,700 shares of its common stock to various employees of the Company in consideration for their services during 2004, which totaled $474,250 in value based on $2.50 per share. These shares were issued in consideration for development, management, marketing, engineering, and administrative services provided to the Company incident to their employment with the Company.

In Jan-Mar, 2005, the Company issued stock options to its employees/consultants for incentive purposes in the aggregate of options to purchase 767,000 shares of its common stock over a five-year term at an exercise price of $2.50 per share.

In March 2005 the Company issued warrants to two accredited investors for the total purchase of 250,000 common shares of the Company, including a warrant to David W. Palmlund III for 100,000 shares exercisable at $2.50 per share for a five-year term, and granted to Mr. Palmlund for financial services provided to the Company, and another warrant to US Euro Consulting for 150,000 shares exercisable at $6.00 per share for a three-year term, and granted to US Euro Consulting for venture capital consulting services provided to the Company.

In March 2005 the Company issued 2,996,575 shares of its common stock to Thor Performance Inc., a Minnesota corporation, to purchase motorcycle engine technology and prototypes and related assets, with these shares valued at $2.50 per share or a total purchase price of $7,491,437. Thor Performance Inc. is an accredited investor.

In August 2005 the Company issued warrants to Bathgate Capital Partners LLC for the purchase of 100,004 shares of common stock of the Company over a five-year term at $3.90 per share as required by the Placement Agent Agreement governing the private placement offered by Bathgate for the Company. Bathgate is a licensed NASD dealer, and an accredited investor.

In August 2005 the Company also issued 134,920 shares of its common stock in consideration for obtaining its SEDA financing facility from Cornell Capital Partners with 133,333 of these shares issued to Cornell Capital Partners and 1,587 shares issued to Monitor Capital Inc., the Placement Agent for this SEDA facility. This issuance of shares was valued at $750,000 by the Company. Incident to the SEDA commitment from Cornell Capital Partners, the Company also issued warrants to Cornell Capital Partners to purchase 1,750,000 shares of common stock of the Company exercisable at $4.60 per share over a three-year term. Cornell and Monitor are both accredited investors.

Based on the manner of issuance of all the foregoing issuances for services, goods, and financial assistance or payables, they were transactions as private placements and not in the nature of a public offering, and the Company believes they were exempt from registration under the Securities Act of 1933, as amended, pursuant to either Section 4(2) or Rule 701 thereof. All of the persons receiving securities of the Company in the foregoing non-cash transactions received legended certificates for such securities which clearly stated the securities could not be resold, transferred or otherwise disposed of unless registered under applicable securities laws or exempt from registration under a satisfactory securities exemption.

Securities Issued For Outstanding Liabilities in Early 2005 Reorganization

From January-March, 2005, the Company completed a major financial reorganization through a debt conversion plan offered to all creditors of the Company, based on $2.50 per share of common stock of the Company in satisfaction of any outstanding liability of each creditor. The Company succeeded in satisfying a total of$4,770,879 through this debt conversion plan, including conversion of loans and notes, accounts payable and accrued liabilities and other debts. Creditors converting into common stock and preferred stock were almost all accredited investors. This conversion plan resulted in outstanding debt in the amount of $2,813,379 being converted into 1,125,354 shares of common stock of the Company and $1,957,500 being converted into 783,000 shares of preferred stock of the Company. Based on the manner of this conversion plan and the representations of creditors accepting conversion of their debt, the Company believes these debt conversions were private placements not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and were thus exempt from registration requirements of such Securities Act. All creditors receiving securities of the Company incident to this debt conversion plan received legended certificates for such securities which clearly stated that the securities could not be resold, transferred or otherwise disposed of unless registered under applicable securities laws or exempt from registration under a satisfactory securities exemption.

Item 27.    Exhibits

Exhibit No.	Description of Exhibit
Exhibit 2	Agreement and Plan of Business Combination between Viper Powersports Inc. and Viper Motorcycle Company	Incorporated by reference to Exhibit 2 to Registrant’s Form 10-SB filed on November 22, 2005

Exhibit 3.1	Articles of incorporation of Registrant	Incorporated by reference to Exhibit 3.1 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 3.2	Bylaws of Registrant	Incorporated by reference to Exhibit 3.2 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 4	Rights of Series A Preferred Shareholders of Registrant	Incorporated by reference to Exhibit 4 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 5.1	Opinion on Legality	To be submitted

Exhibit 10.1	Asset Purchase Agreement Betweeen Viper Powersports Inc. and Thor Performance Inc.	Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 10.2	Dealer Agreement Between Registrant and its Dealers	Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 10.3	Financing Floor Plan Vendor Agreement between Registrant and GE Commercial Distribution Finance Corp.	Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 10.4	Standby Equity Distribution Agreement (SEDA) Between Registrant and Cornell Capital Partners, L.P.	Incorporated by reference to Exhibit 10.4 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 10.5	Escrow Agreement for SEDA	Submitted herewith

Exhibit 10.6	Registration Rights Agreement for SEDA	Submitted herewith

Exhibit 10.7	Placement Agent Agreement for SEDA	Submitted herewith

Exhibit 10.8	Purchase Agreement to Acquire Building in Monticello, Minnesota	Submitted herewith

Exhibit 10.9	Outsource Production Agreement With Melling Consultancy Design (MCD)	Submitted herewith

Exhibit 21	Subsidiaries of Registrant	Incorporated by reference to Exhibit 21 to Registrant’s Form 10-SB filed on November 23, 2005

Exhibit 23.1	Consent of Auditors	To be submitted

Exhibit 23.2	Consent of Legal Counsel	To be submitted With Exhibit 5.1

Item 28.    Undertakings

        The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in New Hope, Minnesota.

VIPER POWERSPORTS INC.

Date: December 29, 2005	By:	/s/ John Lai
John Lai, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ John Lai	President, Principal Executive	December 29, 2005
Officer and Director
John Lai

/s/ Jerome Posey	Chief Financial Officer and	December 29, 2005
Principal Financial and
Jerome Posey	Accounting Officer

/s/ Robert O. Knutson	Director	December 29, 2005

Robert O. Knutson